Exhibit 10.26

STOCK PURCHASE AGREEMENT

between

CENTRAL HUDSON ENTERPRISES CORPORATION

and

PETRO HOLDINGS, INC.

Dated as of January 27, 2014

EXHIBITS

Exhibit A – Statement of Closing Assets and Closing Liabilities as of September 30, 2013

Exhibit B – Assignment of Shares

Exhibit C – Form of Opinion of Seller’s Counsel

Exhibit D – Form of Opinion of Purchaser’s Counsel

SCHEDULES

Schedule	Title
4.5	No Conflicts; Consents
4.6(a)	Year-end Adjustments
4.6(d)	Volume, Gross Profit and Revenue Information
4.6(e)	Customer and HVAC Service Agreement Count
4.6(f)	Accounts Receivable Aging
4.6(g)	Acquisitions
4.6(i)	Discount and Other Customer Programs
4.6(k)	Independent Contractors and Certain Other Firms
4.6(m)	Capped Price Customers, Fixed Price Customers and Pre-Buy Customers
4.6(n)	Certain Customers
4.7	Absence of Certain Changes
4.8	Taxes
4.9	Real Property
4.10(a)	Owned Personal Property
4.10(b)	Leased Personal Property
4.10(e)	Insurance Company Recommendations
4.11	Intellectual Property
4.12	Material Contracts
4.13	Labor
4.14	Employee Benefits
4.14(d)	Post-Employment Health and Welfare Benefits
4.14(f)	Change in Control Plans
4.15	Litigation
4.16	Compliance with Laws
4.17	Environmental Matters and Permits
4.18	Title and Sufficiency of Assets
4.19	Insurance
4.20	Certain Information
6.2	Conduct of the Business
6.7	Guarantees
7.1	Title Commitments
8.6	Required Material Consents
9.6	Seller Material Consents

v

10.1	Excluded Seller Benefit Plans and Assumed Employee Agreements
10.1(a)(iii)	Terms of Purchaser Savings Plan
10.6	Company Employees Participating in Seller Parent’s Directors and Executives Deferred Compensation Plan
11.2(a)(iii)(B)	Cheverly Environmental Action Plan

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, is made as of January 27, 2014 (this “Agreement”), by and between CENTRAL HUDSON ENTERPRISES CORPORATION, a New York corporation (“Seller”), and PETRO HOLDINGS, INC., a Minnesota corporation (“Purchaser”), under the following circumstances:

A. Seller is the sole holder of all of the outstanding capital shares of Griffith Energy Services, Inc., a New York corporation (the “Company”). The Company is engaged in the business of distributing heating oil, propane and motor fuels to residential and commercial customers, and providing heating, ventilation and air conditioning sales and maintenance and other related services, in Delaware, District of Columbia, Maryland, Pennsylvania, Virginia and West Virginia (collectively, the “Business”).

B. Upon the terms and subject to the conditions hereinafter set forth, the parties desire that Seller sell to Purchaser, and that Purchaser purchase from Seller, all of the outstanding capital stock of the Company. Unless otherwise indicated, capitalized terms used herein have the respective meanings set forth in Section 14.1.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF THE SHARES

Section 1.1 Purchase and Sale of the Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all 100 authorized and outstanding shares of voting common stock without par value of the Company (the “Shares”).

ARTICLE 2

CONSIDERATION

Section 2.1 Amount and Form of Consideration. The purchase price to be paid by Purchaser to Seller in consideration of the sale of the Shares as provided in this Agreement shall be U.S. $69,850,000 (the “Base Purchase Price”): (i) increased by the amount by which the sum of the net book value of the current assets (including the Closing Date Cash) and notes receivable of the Company as of the Effective Time and the prepaid expense referred to in Section 10.7 (collectively, the “Closing Assets”) exceed the net book value of the current liabilities and Other Liabilities of the Company as of the Effective Time (collectively, the “Closing Liabilities”), or (ii) decreased by the amount by which the Closing Assets are less than the Closing Liabilities, with the line item Closing Assets and Closing Liabilities determined in each case in accordance with GAAP (except as otherwise provided on Exhibit A (Statement of Closing Assets and Closing Liabilities as of September 30, 2013)) in a manner consistent with the Company’s past practice and in the same manner in which Exhibit A (Statement of Closing Assets and Closing Liabilities as of September 30, 2013) was prepared, as finally determined pursuant to Section 2.3 (the “Closing Adjustment”). The Purchase Price shall be paid as provided in Sections 2.2 and 2.4.

Section 2.2 Closing Payment. At the Closing, Purchaser shall pay to Seller an amount equal to the Base Purchase Price, adjusted as provided in this Section 2.2 (as so adjusted, the “Closing Payment”), by wire transfer of immediately available funds to an account or accounts designated by Seller, such designation to be made in writing at least two Business Days prior to the Closing Date. For purposes of calculating the Closing Payment: (i) at least five days prior to the Closing Date, Seller shall deliver to Purchaser Seller’s good faith estimate of the Closing Adjustment (the “Estimated Closing Adjustment”), together with such information as is reasonably sufficient to show the basis for Seller’s estimates, and (ii) the Closing Payment shall be equal to the Base Purchase Price plus or minus the amount of the Estimated Closing Adjustment.

Section 2.3 Closing Statement. (a) As promptly as practicable after the Closing, but in no event more than 60 days after the Closing, Seller shall prepare and deliver to Purchaser a statement (the “Closing Statement”) setting forth the calculation of the Closing Assets, the Closing Liabilities and the Closing Adjustment. The Closing Statement shall be prepared on the basis of a closing of the Company’s books as of the Effective Time conducted as soon as practical after the Closing Date in a manner consistent with the Company’s past practice and in the same manner as Exhibit A was prepared. The Closing Statement shall include such information as is reasonably sufficient to show how Seller made such calculations.

(b) Purchaser shall, during the 60-day period following the Closing, make available to Seller and its authorized representatives during normal business hours the books and records of the Company for use in preparing the Closing Statement. During the 30-day period following delivery by Seller of the Closing Statement, Seller shall make available to Purchaser and its authorized representatives during normal business hours the work papers used by Seller in preparing the Closing Statement and shall promptly furnish to Purchaser such other information with respect to the preparation of the Closing Statement as Purchaser or its representatives may from time to time reasonably request.

(c) Purchaser shall have 30 days following receipt of the Closing Statement to give Seller a written notice (the “Notice of Dispute”) of any disputes or objections concerning the Closing Statement, the Closing Assets, the Closing Liabilities and the Closing Adjustment not being in accordance with this Article 2, specifying in reasonable detail the nature and amount of such disputes or objections. Items and amounts in the Closing Statement to which no objection is made in the Notice of Dispute shall be final and binding upon the parties. If Purchaser does not deliver the Notice of Dispute to Seller within such 30-day period, the Closing Statement shall be considered to have been accepted by Purchaser, and the Closing Assets, the Closing Liabilities and the Closing Adjustment shall be final and binding. In the event Purchaser delivers the Notice of Dispute to Seller, Purchaser and Seller shall attempt to resolve the disputed matters as promptly as possible.

(d) If Purchaser and Seller are unable to resolve all disputed matters identified in the Notice of Dispute, if any, within 30 days after delivery of the Notice of Dispute to Seller, the remaining disputed matters shall be resolved by an accounting firm mutually designated by Purchaser and Seller (the “Independent Accounting Firm”). The determination by the Independent Accounting Firm shall be final and binding upon the parties, and the Closing Statement (including, if affected thereby, the Closing Assets, the Closing Liabilities and the Closing Adjustment) shall be adjusted accordingly. The Independent Accounting Firm shall be instructed to address only the remaining disputed items or amounts from the Notice of Dispute and to use reasonable efforts to complete its review and make all necessary determinations within 30 days after submission of the Notice of Dispute to it. The Closing Statement (including, if affected thereby, the Closing Assets, the Closing Liabilities and the Closing Adjustment) as modified by resolution of any disputes in accordance with this Section 2.3(d) or, if applicable, as accepted by Purchaser pursuant to Section 2.3(c), shall be final and binding, and the Closing Assets, the Closing Liabilities and the Closing Adjustment shall be as set forth therein. The fees and expenses of the Independent Accounting Firm shall be shared equally by Seller and Purchaser.

Section 2.4 Payment Based on Closing Statement. If the Purchase Price (calculated in accordance with Section 2.1 using the amounts of the Closing Adjustment as finally determined pursuant to Section 2.3) exceeds the Closing Payment, Purchaser shall, within five Business Days after the Closing Statement becomes final pursuant to Section 2.3, pay to Seller the amount by which the Purchase Price exceeds the Closing Payment. If the Purchase Price (calculated in accordance with Section 2.1 using the amounts of the Closing Adjustment as finally determined pursuant to Section 2.3) is less than the Closing Payment, Seller shall, within five Business Days after the Closing Statement becomes final pursuant to Section 2.3, pay to Purchaser the amount by which the Purchase Price is less than the Closing Payment. No interest shall be payable with respect to any payment made pursuant to this Section 2.4 if such payment is made within five Business Days after the date the Closing Statement becomes final pursuant to Section 2.3. If any such payment is not made within such five Business Day period, then, commencing on the next day, interest shall accrue thereon at a rate per annum equal to the KeyBank prime rate. Such rate shall change as the KeyBank prime rate changes, and interest shall be calculated on the basis of a year of 360 days. Payments pursuant to this Section 2.4 shall be made by wire transfer of immediately available funds in U.S. dollars to an account designated by the intended recipient, such designation to be made in writing at least two Business Days prior to the date payment is due.

ARTICLE 3

THE CLOSING

Section 3.1 Closing Date. Except as hereinafter provided, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Thompson Hine LLP, 335 Madison Avenue, 12th Floor, New York, New York, at 10:00 a.m. (local time) on (i) March 4, 2014, or (ii) if the conditions set forth in Articles 8 and 9 (other than those conditions that by their terms cannot be satisfied until the Closing Date) have not been satisfied or, in the case of Article 8, waived by Purchaser or, in the case of Article 9, waived by Seller, by such date, then the third Business Day following the date on which the last of the conditions set forth in Articles 8 and 9 have been satisfied (other than those conditions that by their terms cannot be satisfied until the Closing Date) or, in the case of Article 8, waived by Purchaser, or, in the case of Article 9, waived by Seller, or (iii) at such other place and/or at such other time and date as may be mutually agreed upon by Purchaser and Seller, which shall not be later than the Outside Closing Date (the date of the Closing being referred to herein as the “Closing Date”).

Section 3.2 Deliveries by Seller. At the Closing, Seller shall deliver to Purchaser the following:

(a) the stock certificate(s) representing the Shares and an assignment in substantially the form of Exhibit B assigning and transferring the Shares to Purchaser, duly executed by Seller;

(b) a receipt duly executed by Seller acknowledging receipt of the Purchase Price;

(c) the certificate referred to in Section 8.5, signed by a duly authorized officer of Seller;

(d) a resignation from each director and officer of the Company who is not an employee of the Company from all positions with the Company;

(e) a certificate of non-foreign status pursuant to Treasury Regulation §1.1445-2(b)(2) signed by Seller;

(f) an IRS Form 8023 reflecting an election under Section 338(h)(10) of the Code, executed by the common parent of the selling consolidated group in accordance with Section 338(h)(10)(C) of the Code;

(g) a copy of the Company Certificate certified by the Secretary of State of the State of New York and a certificate issued by the appropriate Governmental Authority (or other reasonable evidence) of the good standing of the Company as a foreign corporation in the States of Delaware, Maryland, New York and West Virginia, the Commonwealths of Pennsylvania and Virginia and the District of Columbia;

(h) an opinion of Thompson Hine LLP in substantially the form set forth as Exhibit C;

(i) copies of all Required Material Consents; and

(j) such other documents and instruments as reasonably may be required by Purchaser to consummate the transactions contemplated by this Agreement at the Closing.

Section 3.3 Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller the following:

(a) the Closing Payment, by wire transfer of immediately available funds in the amount and manner provided in Section 2.2;

(b) the certificate referred to in Section 9.5, signed by a duly authorized officer of Purchaser;

(c) an IRS Form 8023 reflecting an election under Section 338(h)(10) of the Code, executed by Purchaser;

(d) an opinion of Phillips Nizer LLP in substantially the form set forth as Exhibit D; and

(e) such other documents and instruments as reasonably may be required by Seller to consummate the transactions contemplated by this Agreement at the Closing.

Section 3.4 Proceedings at Closing; Effective Time. All acts and proceedings to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously, effective as of the Effective Time (unless otherwise expressly provided herein), and, except as permitted under this Agreement, no acts or proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Seller hereby represents and warrants to Purchaser as of the date of this Agreement as set forth below:

Section 4.1 Organization and Good Standing. Each of Seller and the Company is duly organized, validly existing and in good standing under the laws of New York and has the requisite power and authority to own or lease and operate its properties and to carry on, in all material respects, its business as now being conducted. The Company is duly authorized to conduct business as a foreign corporation in the States of Delaware, Maryland and West Virginia, the Commonwealths of Pennsylvania and Virginia and the District of Columbia, which are the only jurisdictions in which such qualification is required, except where the failure to be so qualified would not reasonably be expected to materially interfere with the business activities of the Company. Seller has delivered or made available to Purchaser an accurate and complete copy of the certificate of incorporation of the Company as in effect on the date of this Agreement (the “Company Certificate”) and the bylaws of the Company as in effect on the date of this Agreement (the “Company Bylaws”). Seller has made available to Purchaser complete and correct copies of the minutes of all meetings of the sole stockholder and Board of Directors of the Company since the date of the Company’s incorporation.

Section 4.2 Authorization of Agreement. Seller has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated hereby to be executed by Seller in connection with the consummation of the transactions contemplated hereby (all such other agreements, documents, instruments and certificates required to be executed by Seller being hereinafter referred to, collectively, as the “Seller Documents”), and to perform (or cause to be performed) fully its obligations hereunder and thereunder. The execution, delivery and performance by Seller of this Agreement and each of the Seller Documents has been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been, and each of the Seller Documents will be, on or prior to the Closing Date, duly executed and delivered by Seller, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, valid and legally binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

Section 4.3 Capital Structure. The authorized capital stock of the Company consists of 100 shares of voting common stock without par value. The Shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right or other similar right under any provision of the NYBCL, the Company Certificate, the Company Bylaws, any Contract to which the Company is a party or otherwise is bound or any applicable securities or other Laws. All of the Shares are owned by Seller, beneficially and of record, and are not subject to any Lien. Except for the Shares, no shares of capital stock or voting securities of, or other equity interests in, the Company are issued, reserved for issuance or outstanding. All of the terms and rights of the Shares are set forth in the Company Certificate. There are no outstanding options, warrants, calls or other rights to acquire any capital stock or other securities of the Company nor does either the Company or Seller have any obligation to issue, deliver or sell any capital stock or other securities of the Company or any options, warrants, calls or other rights to acquire any capital stock or other securities of the Company.

Section 4.4 Subsidiaries. The Company does not own, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person.

Section 4.5 No Conflicts; Consents of Third Parties. (a) Except as set forth on Schedule 4.5, the execution and delivery by Seller of this Agreement and each of the Seller Documents, the consummation of the transactions contemplated hereby or thereby and compliance by Seller with any of the provisions hereof or thereof will not: (i) violate any provision of the Company Certificate, the Company Bylaws or the certificate of incorporation or bylaws of Seller; (ii) violate or constitute a breach of or a default under, any Material Contract, if such violation, breach or default would reasonably be expected to have a Material Adverse Effect; (iii) contravene or result in a violation of any Law to which the Company or Seller is subject or violate in any material respect, result in a material breach of, or constitute a material default under, any Order by which Seller or the Company is bound or subject; (iv) give rise to the creation of a Lien (other than a Permitted Exception or a Real Property Permitted Exception) upon the Shares or any of the assets of the Company under the terms of any Indebtedness, mortgage, indenture, deed of trust, license, lease, permit, agreement or other instrument or obligation to which Seller or the Company is a party or by which Seller, the Shares, the Company, or any of the assets of the Company is bound; (v) give any person the right to terminate or modify any Material Contract; or (vi) give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify any Permit held by or for the benefit of the Company.

(b) Except as required by the HSR Act or as set forth on Schedule 4.5, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority or, to the Knowledge of Seller, any other Person is required on the part of Seller or the Company in connection with the execution and delivery of this Agreement or the Seller Documents, the consummation of the transactions contemplated hereby and thereby or the compliance by Seller or the Company with any of the provisions hereof or thereof, other than consents, waivers, approvals, Orders, Permits or authorizations of, or declarations or filings with, or notifications to, any Person or Governmental Authority the failure of which to be received or made would not reasonably be expected to have a Material Adverse Effect.

Section 4.6 Financial and Other Information. (a) Seller has made available to Purchaser copies of: (i) the unaudited balance sheet and income statement of the Company as of December 31, 2012 and for the fiscal year then ended, and (ii) the unaudited balance sheet and income statement of the Company as of September 30, 2013 and for the nine months then ended (collectively, the “Financial Information”). The Financial Information was prepared from Seller’s books and records and fairly presents, in all material respects, the financial position of the Company as of the dates thereof and the results of its operations for the periods indicated in accordance with GAAP, except that the Financial Information lacks the full footnotes required by GAAP and, with respect to the Financial Information for the nine months ended September 30, 2013, normal year-end adjustments. Schedule 4.6(a) sets forth the year-end adjustments made to the Financial Information for the year ended December 31, 2012.

(b) The Company does not have as of the date of this Agreement, and will not have as of the Closing, any Indebtedness.

(c) All books, records and accounts of the Company are accurate and complete, and are maintained, in all material respects in accordance with good business practice and all applicable Laws. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Schedule 4.6(d) sets forth, for each month during the period from October 1, 2012 through September 30, 2013, the Company’s volumes (in gallons) by product category or type of customer, the Company’s gross profit by product category or type of customer and the Company’s HVAC revenues by type.

(e) Schedule 4.6(e) sets forth, as of September 30, 2013, the number of Active Customers (as defined on Schedule 4.6(e)) of the Company by product category or type of customer and the number of customers who were parties to service agreements. As of the earlier of the Closing Date or February 28, 2014, the number of Active Customers of the Company for Petroleum Products (other than in the “will call” category) shall be no less than 98% of the number of Active Customers of the Company for Petroleum Products (other than in the “will call” category) as of September 30, 2013 (as shown on Schedule 4.6(e)).

(f) Schedule 4.6(f) includes schedules showing the aging of the accounts receivable of the Company as of September 30, 2013 and November 30, 2013 that are accurate and complete in all material respects.

(g) Schedule 4.6(g) includes a list of all business acquisitions by the Company since November 1, 2000, other than acquisitions of business subsequently sold by the Company pursuant to the Northeast Sale Agreement and with respect to which the Company has no further contractual obligations to the sellers of such businesses.

(h) None of Seller, Seller Parent, Fortis, Inc. or any other Affiliate of Seller or Fortis, Inc. has, or will have as of the Closing Date, any Customer Information.

(i) Set forth on Schedule 4.6(i) is a general narrative description of the Company’s discount, rebate and other similar customer programs that is accurate and complete in all material respects.

(j) Since September 30, 2013, the Company has continued its normal delivery schedule for Petroleum Products in all material respects and has not delivered products materially in advance of the Company’s normal delivery schedule.

(k) Neither the Company nor Seller has disclosed any material portion of the Customer Information to any Person other than: (i) the Company’s employees, and (ii) certain independent contractors and other firms listed on Schedule 4.6(k), who in each case have access to the Customer Information in the Company’s computer systems to perform their required duties.

(l) Except as set forth on Schedule 4.6(k), the Company does not subcontract to any independent contractor the delivery of Petroleum Products or the provision of any sales, installation or maintenance services.

(m) Except as set forth in Schedule 4.6(m): (i) during the 12 months ended September 30, 2013, the Company sold no gallons of Petroleum Products to Capped Price Customers, Fixed Price Customers or Pre-Buy Customers, and (ii) no offers have been made to customers for such sales for the period following the Effective Time.

(n) Schedule 4.6(n) lists, as of September 30, 2013, substantially all of the Company’s customers: (i) to which the Company was delivering Petroleum Products on a Bid Basis, (ii) which, to the Knowledge of Seller, were cooperative buying groups or the members of such a cooperative buying group, (iii) which are Governmental Authorities, or (iv) to which the Company was delivering Petroleum Products through a central tank or delivery system. Except as set forth on Schedule 4.6(n), to the Knowledge of Seller, the Company has not owned a central tank or delivery system for Petroleum Products.

(o) In 2013, the Company earned less than $70,000 in gross profit from the Franchise Agreement for a Pacific Pride Commercial Fueling System Territory dated November 4, 2010 between Pacific Pride Services, LLC and the Company, as amended.

Section 4.7 Absence of Certain Changes. Except as set forth on Schedule 4.7, to the Knowledge of Seller, since the Balance Sheet Date:

(i) there has been no event or circumstance (or series of events or circumstances) that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, and (ii) the Company has operated in the ordinary course of business, consistent with its past practices, and

(ii) the Company has not taken any action that, if taken after the date of this Agreement and prior to the Effective Date, would constitute a breach of clauses (a) through (i) of Section 6.2.

Section 4.8 Taxes. (a) Except as set forth in Schedule 4.8: (i) all Tax Returns required to be filed by or with respect to the Company have been timely filed (taking into account any extension of time to file), and such Tax Returns have been accurately prepared; (ii) all Taxes due and payable pursuant to such Tax Returns or otherwise due have been paid or will timely be paid or, where payment is not yet due, the Company has established an accrual on its books in accordance with GAAP for the payment of all Taxes shown on the Tax Returns relating to periods up to and including the Effective Time; (iii) no deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority in writing against the Company that has not been satisfied by payment, settlement or withdrawn; (iv) there are no Liens for Taxes upon any property of the company except for Permitted Exceptions; (v) there are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company is subject and no requests for such waivers are pending; (vi) the Company is not a party to or has it any obligation under any Tax sharing, allocation or Tax indemnification agreement or arrangement; (vii) no claim, proceeding or contest of any refund in respect of Taxes for the Company is pending on or on appeal from any Government Authority; and (viii) the Company is a corporation for federal income tax purposes in accordance with Treasury Regulation §301.7701-2.

(b) Schedule 4.8 sets forth the following information with respect to the Company: (i) the most recent Tax years through which a Governmental Authority having jurisdiction over Taxes payable by the Company has completed its examination of the Company; and (ii) whether there is a current or pending Tax examination by a Governmental Authority with respect to the Taxes of the Company, and, if so, the Tax years involved.

(c) Except as set forth in Schedule 4.8, since January 1, 2010, the Company: (i) has not been the subject of an audit, examination, investigation, or proceeding with respect to Taxes nor, to the Knowledge of Seller has an oral communication been received that would cause a reasonable person to believe that a deficiency for Taxes will be asserted by a Governmental

Authority, and (ii) has not received a deficiency notice or reports, requests for information or documents, or questionnaires in respect of any Tax matters, including without limitation, any inquiry from any Governmental Authority in any jurisdiction where the Company does not file Tax Returns. Except as set forth in Schedule 4.8, the Company has not agreed to extend any statute of limitations for periods prior to January 1, 2010 where such statute is still open on the date of this Agreement.

(d) Set forth on Schedule 4.8 is a list of the jurisdictions in which the Company is required to file Tax Returns. Seller also has provided a complete and correct copy of the Company’s Tax Returns (pro forma) relating to federal income and gross receipts Taxes and to state income Taxes for each calendar year commencing with 2010 and thereafter.

(e) Except as otherwise set forth on Schedule 4.8: (i) no power of attorney which is currently in force has been granted by or with respect to the Company in connection with any matter relating to Taxes; (ii) the Company has not engaged in a “listed transaction” or “reportable transaction” within the meaning of Section 6011 of the Code and applicable Treasury Regulation thereunder (or a similar provision of state Law); (iii) the Company has complied in all material respects with all applicable Laws relating to the withholding of Taxes; and (iv) the Company has not participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(f) The Company: (i) has been a member of a “selling consolidated group” (within the meaning of Section 338(h)(10)(B) of the Code) that has filed a consolidated Federal tax return, (ii) has no material liability for any Tax of any Person under Treasury regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor by contract or otherwise and (iii) is eligible to make a Code Section 338(h)(10) election.

(g) The Company has no Tax liability relating to any period prior to the date of this Agreement, except those Tax liabilities included as liabilities in the Financial Statements and tax liabilities accrued in the ordinary course of business since the date of the Financial Statements.

(h) The Company has not in the past ten years (A) acquired assets from another corporation in a transaction in which their tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets in the hands of the transferor or (B) acquired any stock of any corporation which is a qualified subchapter S subsidiary.

Section 4.9 Real Property. Except as set forth on Schedule 4.9:

(a) the Company has valid title to each parcel of the real property listed on Schedule 4.9 as owned by the Company (the “Owned Real Property”), free and clear of all Liens and title defects (including, without limitation, any such title defect that is disclosed by a survey), other than Real Property Permitted Exceptions;

(b) none of the Owned Real Property is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use of such Owned Real Property or any part thereof, other than Real Property Permitted Exceptions;

(c) the Company has a valid leasehold interest in the real property listed on Schedule 4.9 as leased by the Company (the “Leased Real Property”) pursuant to Real Property Leases included in the Material Contracts (which are covered by the representations and warranties set forth in Section 4.12);

(d) the Real Property constitutes all real property presently used by the Company or required for the operation of the Business in substantially the same manner as it was being operated by the Company prior to the Closing;

(e) excluding environmental matters (which are covered by Section 4.17 [Environmental Matters]), to the Knowledge of Seller, the Real Property substantially complies with all applicable Laws in all material respects;

(f) excluding environmental matters (which are covered by Section 4.17 [Environmental Matters]), to the Knowledge of Seller: (i) the Company has all certificates of occupancy and other Permits of any Governmental Authority necessary for the current use and operation by the Company of the Real Property, (ii) the Company has complied with all applicable conditions of any easements, Contracts, Permits and Laws applicable to the Real Property (“Real Property Restrictions”) in all material respects, (iii) no material default or violation by the Company, or event that with the lapse of time or giving of notice or both would become a material default or violation by the Company, has occurred in the due observance of any certificate of occupancy or other Permit with respect to the Real Property or any of the Real Property Restrictions; (iv) no material certificate of occupancy or other Permit with respect to the Real Property or Real Property Restriction will be adversely affected in any material respect by the consummation of the transactions contemplated by this Agreement; (v) all of the Real Property has access to public roads; (vi) the Real Property is in compliance in all material respects with all zoning and other land use and similar Laws (other than Environmental Laws, which are covered by Section 4.17 [Environmental Matters]) (collectively, “Real Property Laws”), and since January 1, 2008, neither Seller nor the Company has received any written notice of violation from: (A) any Governmental Authority regarding any Real Property Law, or (B) any other Person regarding any easement, covenant, encroachment, boundary line dispute, access restriction on, or lack or absence of access, prescriptive easement or adverse possession claim, right of any person in possession, right of ingress or egress or right-of-way, or any other matter of record, (vii) neither Seller nor the Company has received any written notice of any action to alter the zoning or zoning classification of the Real Property since January 1, 2008, (viii) there are no parties in possession of any portion of any Real Property as lessees, subtenants, tenants at sufferance or trespassers, (ix) all utilities (including, without limitation, water, sewer or septic, gas, electricity, trash removal and telephone service) are available to the Real Property to the extent required to operate the Business in a manner consistent with the Company’s past practice, and (x) there are no material structural defects with respect to any of the structures on the Real Property.

(g) there does not exist any actual or, to the Knowledge of Seller, threatened condemnation or eminent domain proceedings that affect any Real Property that is material to the Company, and neither Seller nor the Company has received any written notice of the intention of any Governmental Authority or other Person to take or use any Real Property that is material to the Company.

Section 4.10 Tangible Personal Property. (a) An accurate and complete list of all tangible personal property owned by the Company with a book value in excess of $25,000 is set forth in Schedule 4.10(a).

(b) An accurate and complete list of each item of tangible personal property leased by the Company from third parties as of the date of this Agreement at an annual rental in excess of $25,000 is set forth in Schedule 4.10(b). The leases under which the Company leases such tangible personal property are, to the extent such leases satisfy the definition of Material Contracts, covered by Section 4.12.

(c) All motor vehicles used in the Business are: (i) properly licensed and registered in accordance with applicable Law, (ii) to the Knowledge of Seller, in substantial compliance with applicable state and Federal Department of Transportation requirements, and (iii) the sole property of the Company.

(d) With respect to the propane tanks and propane-related equipment, owned by the Company: (a) at least 90% of all propane tanks are in safe and working order and are in Substantial Compliance with NFPA Pamphlet No. 58, 1998 Edition; (b) at least 90% of all propane tanks owned by the Company include proper data plates or tank identification (marked in accordance with NFPA 58) and are rated for a working pressure of at least 200 pounds per square inch, determined in accordance with the standards of the American Society of Mechanical Engineers; and (c) substantially all of the cylinders are qualified for use in accordance with applicable state and federal department of transportation standards and regulatory requirements, except cylinders stored on the Real Property not currently in use or awaiting disposal. At least 90% of all propane tanks serviced by the Company located at the premises of Customers are owned by the Company.

(e) Except as otherwise described on Schedule 4.10(e), neither Seller nor the Company has received, within 2 years prior to the date of this Agreement, any written recommendation from any insurance carrier of the Company or any consultant hired by the Company proposing changes in the Company’s methods of operation.

Section 4.11 Intellectual Property. To the Knowledge of Seller, Schedule 4.11 sets forth an accurate and complete list of all material Intellectual Property Assets that are used by the Company. Except as expressly set forth in Schedule 4.11, the Company owns, on an exclusive basis, free and clear of all Liens (other than Permitted Exceptions), or, to the Knowledge of Seller, has the right to use, all of the Intellectual Property Assets. The Company owns no patents. Neither Seller nor the Company has received any written notice of infringement or violation of the rights of others with respect to any Intellectual Property Assets.

Section 4.12 Material Contracts. Schedule 4.12 sets forth an accurate and complete list, as of the date of this Agreement, of each of the following to which the Company is a party or by which the Company is bound:

(a) any franchise, distributorship or sales agency agreement involving annual payments in excess of U.S. $250,000;

(b) (i) any Contract for the purchase, or the sale, supply or provision, of materials, supplies, services, or merchandise, (ii) any contract for the purchase or lease of equipment, and (iii) any Contract for the lease of tangible personal property, in each case involving annual payments in excess of U.S. $250,000 or total payments in excess of $500,000;

(c) any Contract for the purchase or sale of any of the assets in excess of U.S. $250,000 other than in the ordinary course of business;

(d) the Real Property Leases;

(e) any hedging, fixed cap, derivative or other similar Contract;

(f) any retention, non-competition, change-in-control or severance agreement between the Company and any Company Employee;

(g) any Contract relating to any Indebtedness or any grant of a Lien (other than a Permitted Exception or a Real Property Permitted Exception);

(h) any material joint venture, partnership involving a sharing of profits, losses, costs or liabilities by the Company with any other Person;

(i) any Contract entered into by the Company by which the Company has agreed to indemnify a third party against the acts of another Person, other than Contracts with a vendor or a customer and leases;

(j) any Contract by which the Company has agreed to guaranty the obligations of any Person;

(k) any Contract to supply Petroleum Products to the Company and any Contract for the thruput of Petroleum Products to which the Company is a party;

(l) the Contract for the 2009 sale of the Company’s former operations in Pennsylvania, Rhode Island and Connecticut; and

(m) any Contract under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect.

The Contracts referred to in clauses (a) through (m) are referred to collectively as “Material Contracts.” Seller has made available to Purchaser true and accurate copies of each Material Contract, including all material amendments and modifications to such Material Contract. To the Knowledge of Seller, each Material Contract is in full force and effect and constitutes as of the date of this Agreement the valid and legally binding obligation of each party thereto, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general principles of equity. The Company has performed in all material respects the obligations required to be performed by it to date under, and is not in material breach or default under, any of the Material Contracts and, to the Knowledge of Seller, no other party to any of the Material Contracts is in breach or default in any material respect thereunder.

Section 4.13 Labor. The individuals listed on Schedule 4.13, together with such other individuals as are hired by the Company after the date of this Agreement and prior to the Closing in compliance with Section 6.2 and, in each case, who remain employed by the Company immediately prior to the Effective Time (including any such individual who is absent on the Effective Time due to vacation, holiday, sickness or other approved leave of absence), are referred to collectively in this Agreement as the “Company Employees.” The rate of compensation (including targeted 2013 short term incentive, if any) as of the date of this Agreement of each of the Company Employees listed on Schedule 4.13 is shown on Schedule 4.13. As of the date of this Agreement, the Company is not a party to, or bound by, any labor, union or collective bargaining agreement or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company, including without limitation any agreement with any labor organization which restricts the Company from selling, relocating or closing any or all of its businesses or operations. To the Knowledge of Seller, except as set forth on Schedule 4.13, there are no, and in the past 5 years have been no: (i) strikes, material controversies, work slowdowns or stoppages, lockouts, picketing, material arbitrations or labor disputes involving any Company Employees, (ii) employees of the Company who are represented by any labor organization with respect to their employment by the Company; (iii) material attempts to organize employees by any labor organization, and there are no organizational campaigns, demands, petitions or proceedings pending or threatened by any labor organization or group of employees seeking recognition or certification as collective bargaining representative of any group of employees of the Company or union claims to represent the employees of the Company, (iii) grievances or other labor disputes or proceedings asserted, pending or threatened against or involving any Company Employees, or (iv) unfair labor practice charges, grievances or complaints pending or threatened in writing by or on behalf of any Company Employees. To the Knowledge of Seller, the Company is, and has at all times during at least the last five years has been, in compliance in all material respects with all Laws respecting employment and fair employment practices, terms and conditions of employment, employment standards, equal employment opportunity, immigration, family and medical leave, wages, hours of work and occupational health and safety, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or any other applicable Law. To the Knowledge of Seller, other than as set forth in Schedule 4.13, there are no material complaints, claims, controversies, charges, lawsuits, investigations or other proceedings pending or threatened against or related to the Company in any court or by or with any agency responsible for the enforcement of labor or employment Laws by, on behalf of or concerning any employee, specifically including, without limitation, those regarding: (i) no material violation of immigration, labor, equal employment opportunity, family and medical leave, wages, hours of work, employee benefits, occupational health and safety or any other employment law, or (ii) no material breach of any express or implied contract of employment, any law or regulation governing labor relations, employment or the termination thereof or other illegal, discriminatory, wrongful or tortious conduct in connection with the employment relationship or any terms and conditions of employment. To the Knowledge of Seller, other than the Material Contracts, the Assumed Employee Agreements listed on Schedule 10.1 and Excluded Seller Benefit Plans, there are no employment Contracts, severance agreements or retention agreements, oral or written, between the Company and any of its employees and no material written personnel policies, rules or procedures applicable to the Company’s employees. As of the date of this Agreement, the Company has no Liability with respect to any: (i) “plant closing” as defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company, (ii) “mass layoff” as defined in WARN affecting any site of employment or facility of the Company (nor has the Company been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law), or (iii) “employment loss” as defined in WARN.

Section 4.14 Employee Benefits. (a) Schedule 4.14 sets forth a true and complete list of each material “employee benefit plan,” as defined in Section 3(3) of ERISA, and any other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any director, officer, employee or individual consultant, which is maintained, sponsored or contributed to by the Company, or under which the Company has any material obligation or liability, or to which the Company has promised or otherwise is committed or required to sponsor, maintain or contribute, including modifications to any existing plans (collectively, the “Company Benefit Plans”), including all incentive, bonus, profit sharing, savings, deferred compensation, cafeteria, “voluntary employees’ beneficiary associations” under Section 501(c)(9) of the Code (each a “VEBA”), medical, health, dental, life insurance, disability, accident, supplemental unemployment or retirement, employment, severance or salary or benefits continuation, fringe benefit, stock purchase or equity based compensation plans, policies or programs, but excluding all Excluded Seller Benefit Plans. The Excluded Seller Benefit Plans are listed on Schedule 10.1 under a separate heading.

(b) Except as would not have a Material Adverse Effect: (i) each Company Benefit Plan has been established, administered, and maintained in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions required to be made under the terms of any Company Benefit Plan have been timely made or have been reflected in the Company Financial Statements, and (iii) all Company Benefit Plans that are subject to Section 409A of the Code are in compliance with the requirements of Code Section 409A and any treasury regulations, IRS notices and other applicable guidance issued by the IRS.

(c) Except as would not have a Material Adverse Effect: (i) each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS covering all applicable Tax law changes, as to its qualified status, or may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Seller, no fact or event has occurred that would reasonably be expected to materially adversely affect the qualified status of any such Company Benefit Plan under Section 401(a) of the Code, (ii) each VEBA has been determined by the IRS to be exempt from Federal income tax under Section 501(c)(9) of the Code, and, to the Knowledge of the Seller, no fact or event has occurred that would reasonably be expected to materially adversely affect the tax-exempt status of any such VEBA, (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption), with respect to any Company Benefit Plan that would reasonably be expected to result in material liability to the Company, and (iv) no suit, administrative proceeding, claim, audit, examination, investigation, action or other litigation has been brought, or to the Knowledge of Seller, is threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

(d) Schedule 4.14(d) lists each Company Benefit Plan, if any, that provides health or other welfare benefits after retirement or other termination of employment (other than (i) continuation coverage required under Section 4980B(f) of the Code or other similar applicable Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided during any applicable severance period).

(e) No Company Benefit Plan is a single-employer pension plan subject to Title IV of ERISA or part 3 of Subtitle B of ERISA or Section 412 of the Code or a multiemployer pension plan (as defined in Section 3(37) of ERISA). The Company has not incurred any material liability: (i) to the Pension Benefit Guaranty Corporation under Title IV of ERISA arising in connection with the termination of any plan covered by Title IV of ERISA, (ii) to the Pension Benefit Guarantee Corporation under Section 4062(e) of ERISA in connection with a substantial cessation of operations by an employer from any plan covered by Title IV of ERISA, or (iii) to a multiemployer pension plan under Subtitle E of Title IV of ERISA in connection with the complete or partial withdrawal from a multiemployer plan as provided in Subtitle E of Title IV of ERISA, in each case, that could become a material Liability of the Company after the Effective Time.

(f) Schedule 4.14(f) lists each Company Benefit Plan that provides for the payment (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event), to any employee, officer or director of the Company who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation §1.280G-1) under any Company Benefit Plan that is reasonably expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Except as set forth on Schedule 4.14(f), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent event) is reasonably expected to: (i) entitle any employees of the Company to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting, result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to any of the Company Benefit Plans, or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans.

Section 4.15 Litigation. Schedule 4.15 sets forth an accurate and complete list, as of the date of this Agreement, of all material pending or, to the Knowledge of Seller, threatened Legal Proceedings to which the Company is a party. Except as set forth on Schedule 4.15, no Order is binding on the Company. As of the date of this Agreement, there is no material Legal Proceeding pending or, to the Knowledge of Seller, threatened against the Company that challenges, or questions the validity of, this Agreement, any Seller Document or any action taken or to be taken by the Company in connection with, or which seeks to enjoin or obtain monetary damages in respect of, the consummation of the transactions contemplated hereby or thereby.

Section 4.16 Compliance with Laws. Except as set forth on Schedule 4.16, to the Knowledge of Seller, the Company is in compliance, in all material respects, with all applicable Laws and all Orders and Permits of or from Governmental Authorities, except for instances of noncompliance or possible noncompliance that are within the scope of Sections 4.11 [Intellectual Property], 4.12 [Contracts], 4.14 [Employee Benefits], 4.15 [Litigation], or 4.17 [Environmental Matters]. Schedule 4.16 includes a list of all material Permits held by the Company (other than Permits required by Environmental Laws). To the Knowledge of the Seller, the Permits held by the Company constitute all Permits (other than Permits required by Environmental Laws, which are covered by Section 4.17) necessary for the Company to conduct and operate the Business in compliance with Law in all material respects.

Section 4.17 Environmental Matters. Except as set forth on Schedule 4.17, to the Knowledge of Seller: (a) the Business is being conducted by the Company in material compliance with all applicable Environmental Laws; and (b) the Company is in possession of, and in material compliance with, all material Permits required under Environmental Laws for the conduct of the Business as it is being conducted on the date of this Agreement. Seller has made available to Purchaser copies of all material environmental site assessments, reports, studies and audits prepared by third parties relating to Real Property and obtained by Seller or the Company within the five year period ending on the date of this Agreement. Schedule 4.17 includes a list of all Permits required by Environmental Laws that are held by the Company. The representations and warranties in this Section 4.17 are the exclusive representations and warranties made by Seller or any other Person with respect to any environmental matters. Without in any way limiting the generality of the foregoing, to the Knowledge of the Seller: (i) all on-site and off-site locations where the Company or any Predecessor have stored, disposed or arranged for the disposal of Materials of Environmental Concern are identified in Schedule 4.17; (ii) all underground storage tanks and above ground storage tanks currently owned or operated by the Company are listed on Schedule 4.17; and (iii) there are no Legal Proceedings pending or threatened against the Company or any predecessor relating to any violation, or alleged violation, of any Environmental Laws. Except as otherwise set forth on Schedule 4.17, since January 1, 2008, the Company has not received any Environmental Notice that: (i) alleges that the Company or any Predecessor is in violation of any Environmental Laws, or (ii) advising the Company that it is responsible for or potentially responsible for Environmental Conditions or Environmental Compliance Liability with respect to any Facility. To the Company’s Knowledge, none of the Real Property is on Governmental Authority’s list of hazardous sites, such as the Environmental Protection Agency’s Comprehensive Response, Compensation and Liability Information System List. Except as set forth on Schedule 4.17 or in Section 11.2(a)(iii)(B), the Company is not obligated to perform, in compliance with Environmental Laws: (i) a site assessment for Materials of Environmental Concern or an audit for any potential Environmental Compliance Liability, (ii) Remedial Action to address Materials of Environmental Concern, or (iii) the recording or delivery of any disclosure document or statement pertaining to environmental matters to any Governmental Authority regarding each of the foregoing by virtue of this Agreement and the transactions contemplated by this Agreement or as a condition to the effectiveness of this Agreement and the transactions contemplated by this Agreement.

Section 4.18 Title to and Sufficiency of Assets. (a) Except as set forth on Schedule 4.18, the Company holds valid title to all of the material tangible assets (other than the Real Property, which is covered by Section 4.09 [Real Property] and not this Section 4.18) it purports to own in each case free and clear of all Liens other than Permitted Exceptions. Except as otherwise set forth on Schedule 4.18, the assets owned, leased or licensed by the Company constitute all material assets (other than cash and the corporate administrative assets of Seller and its Affiliates other than the Company) necessary to operate the Business in substantially the same manner as it was being operated by the Company prior to the date of this Agreement.

(b) To the Knowledge of Seller, except as set forth on Schedule 4.18, since January 1, 2008, the Company has not received any written recommendation from any consultant hired by the Company relating to modifications or improvements to, or replacement of, equipment of the Company, which modifications, improvements or replacements would cost more than $100,000.

Section 4.19 Insurance. Schedule 4.19 sets forth an accurate and correct list of policies and binders of fire, liability, workers’ compensation, products liability and all material forms of insurance (showing as to each policy or binder the carrier, policy number, coverage limits, expiration dates, annual premiums, deductibles, self-insured retention and a general description of the type of coverage) currently maintained by Seller or an Affiliate relating to the Business, copies of which have been provided to Purchaser. Except as otherwise set forth on Schedule 4.19, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of this Agreement have been paid or will be paid in the ordinary course of business, and no notice of cancellation or termination has been received with respect to any such policy. Except as set forth in Schedule 4.19, all policies are written on an occurrence basis.

Section 4.20 Certain Information. Schedule 4.20 sets forth an accurate and complete list of: (i) all bank and savings accounts and safe deposit boxes of the Company and the names of the persons authorized to sign thereon, (ii) all outstanding powers of attorney granted by the Company and the persons authorized to act thereunder, and (iii) the officers and directors of the Company. The Second Amended and Restated Credit Agreement dated as of October 19, 2012 among Seller Parent, the lending institutions named therein and KeyBank National Association, JPMorgan Chase Bank, N.A., and HSBC Bank USA (a copy of which was attached as Exhibit 10.1 to Seller Parent’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 24, 2012) remains in full force and effect and has not been amended.

Section 4.21 Brokers. Except for Lazard Middle Market LLC (“Seller Financial Advisor”), no Person has acted directly or indirectly as a broker, finder or financial advisor for Seller or the Company in connection with the negotiations relating to or the transactions contemplated by this Agreement. Seller is solely responsible for any fees and expenses of Lazard Middle Market LLC payable in connection with the transactions contemplated by this Agreement.

Section 4.22 Disclaimers of Seller. EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY SELLER DOCUMENT: (A) THE SHARES, THE COMPANY AND THE BUSINESS ARE BEING SOLD “AS-IS,” “WHERE-IS” AND WITH ALL FAULTS, (B) SELLER EXCLUDES AND DISCLAIMS ALL WARRANTIES, INCLUDING IMPLIED

WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE BUSINESS AND THE PURCHASED ASSETS, AND (C) SELLER MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT TO ANY OFFERING OR SALES MEMORANDUM, PRESENTATION, REPORT, OR ANY FINANCIAL FORECAST OR PROJECTIONS OR OTHER INFORMATION FURNISHED BY SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES.

Section 4.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4 or in any Seller Document, neither Seller nor any Affiliate of Seller or any other Person makes any representations or warranties, and Seller hereby disclaims any other representations or warranties, whether made by Seller or any Affiliate of Seller, or any of their respective officers, directors, employees, agents or representatives, with respect to the execution and delivery of this Agreement or any Seller Document, the transactions contemplated hereby, the Shares, the Company or the Business, notwithstanding the delivery or disclosure to Purchaser or any of its representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser hereby represents and warrants to Seller as of the date of this Agreement that:

Section 5.1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Minnesota, and has the requisite corporate or other power and authority to own or lease and operate its properties and to carry on, in all material respects, its business as now being conducted.

Section 5.2 Authorization of Agreement. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated hereby or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (all of such agreements, documents, instruments and certificates required to be executed by Purchaser being hereinafter referred to collectively as the “Purchaser Documents”) and to perform (or cause to be performed) fully its obligations hereunder and thereunder. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document has been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been, and each of the Purchaser Documents will be, on or prior to the Closing Date, duly executed and delivered by Purchaser, as the case may be, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of Purchaser Documents when so executed and delivered will constitute, the valid and legally binding obligations of Purchaser, enforceable against each in accordance with their respective terms.

Section 5.3 No Conflicts; Consents of Third Parties. (a) The execution and delivery by Purchaser of this Agreement and each of the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby and the compliance by Purchaser with any of the provisions hereof or thereof will not: (i) violate any provision of the certificate or articles of incorporation, by-laws or similar organizational documents of Purchaser; (ii) violate in any material respect, result in a material breach of, or constitute a material default under, any Order by which Purchaser or any of its properties or assets are bound or subject; or (iii) constitute a material violation of any Law applicable to Purchaser.

(b) Except as required by the HSR Act, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby and thereby or the compliance by Purchaser with any of the provisions hereof or thereof.

Section 5.4 Litigation. There is no Legal Proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser that challenges, or questions the validity of, this Agreement, the Purchaser Documents or any action taken or to be taken by Purchaser in connection with, or that seeks to enjoin or obtain monetary damages in respect of, the consummation of the transactions contemplated hereby or thereby.

Section 5.5 Financing. Purchaser has, on the date of this Agreement; will have on the Closing Date; and knows of no circumstance or condition that would reasonably be expected to prevent the availability at the Closing of, the requisite financing to consummate the transactions contemplated by this Agreement (including payment by Purchaser at the Closing of the portion of the Purchase Price payable in cash at the Closing and all associated costs and expenses). Purchaser has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect its available resources and capabilities (financial or otherwise) to perform its obligations hereunder and under the Purchaser Documents.

Section 5.6 Brokers. No Person has acted directly or indirectly as a broker, finder or financial advisor for Purchaser in connection with the negotiations relating to or the transactions contemplated by this Agreement.

Section 5.7 Investment Representation. Purchaser is acquiring the Shares pursuant to this Agreement for Purchaser’s own account and not with a view to a distribution or sale of such Shares in violation of applicable securities laws.

Section 5.8 No Inducement or Reliance; Independent Assessment. (a) With respect to the Shares, the Company, the Business or any other rights or obligations to be transferred under or pursuant to this Agreement, Purchaser has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Seller or any of its Affiliates, or any agent, employee, attorney or other representative of Seller or any such Affiliate representing or purporting to represent any of them that are not expressly set forth in this Agreement, whether or not any such representations, warranties or statements were made in writing or orally, and neither Seller nor any of its respective Affiliates, or any agent, employee, attorney, other representative of Seller or any other Person shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents or material made available in any “data rooms” or management presentations or in any other form in expectation of the transactions contemplated hereby.

(b) Purchaser acknowledges that, except as otherwise expressly set forth in this Agreement or in any Seller Document, it is purchasing the Shares, the Company and the Business “as-is,” “where-is” and with all faults. Purchaser is familiar with the Shares, the Company and the Business and has made its own assessment of the present condition and the future prospects of the Business and is sufficiently experienced to make an informed judgment with respect thereto. Purchaser acknowledges that, except as explicitly set forth herein, neither Seller nor any of its Affiliates has made any warranty, express or implied, as to the prospects of the Business or its profitability to or for Purchaser or any Affiliate, or with respect to any forecasts, projections or business plans prepared by or on behalf of Seller and delivered to Purchaser or any Affiliate in connection with the review by Purchaser of the Company and the Business and the negotiation and the execution of this Agreement.

ARTICLE 6

COVENANTS

Section 6.1 Access to Documents; Opportunity to Ask Questions. From the date of this Agreement until the Closing, Seller shall, and shall cause the Company to, afford to representatives of Purchaser reasonable access to the corporate records, books of accounts, Material Contracts and other documents (excluding Tax Returns filed on a consolidated, combined or unitary basis with Seller or an Affiliate of Seller, except as prepared on a pro forma basis, and associated workpapers and confidential portions of personnel and medical records), as reasonably may be requested by Purchaser, and shall permit Purchaser and its representatives reasonable access to the Real Property and to the customers of, and suppliers to, the Business; provided, that in each case, such access shall be: (i) subject to any limitations that are reasonably required by Seller to preserve any applicable attorney-client privilege or third-party confidentiality obligation, (ii) given at reasonable times and upon reasonable notice and without undue interruption to the business or personnel of Seller (and subject to the right of Seller to participate in any such meetings with customers and suppliers), and (iii) nothing contained herein shall permit Purchaser or its representatives or financing sources to conduct any on-site environmental investigations or examinations without the prior written consent of Seller. All requests for access shall be made to such representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and access thereunder.

Section 6.2 Conduct of Business. From the date of this Agreement until the Closing, Seller shall, and shall cause the Company to, use commercially reasonable efforts with respect to the operation of the Business and the Company (unless Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or except as otherwise contemplated by this Agreement or as disclosed on Schedule 6.2), to the extent permitted by applicable Law, to:

(a) except for changes resulting from transactions in the ordinary course and except for the cancellation or payment immediately prior to the Effective Time of all intercompany accounts between the Company and Seller or any Affiliate of Seller, keep the level of the inventories, supplies, accounts receivable and accounts payables of the Company reasonably consistent in all material respects with past practice (taking into account the reasonable expectations of the Company with respect to the weather);

(b) not create or permit to exist any Lien (other than Permitted Exceptions and Real Property Permitted Exceptions) on any property or assets of the Company except in the ordinary course of business consistent with the past practice;

(c) not dispose of any assets of the Company except in the ordinary course of business consistent with the past practice;

(d) not enter into any Contracts, except Contracts entered into by the Company in the ordinary course of business consistent with past practice, and not amend, modify or terminate any Material Contract except in the ordinary course of business consistent with past practice;

(e) not enter into, adopt, amend or terminate any Contract of the Company relating to the compensation or severance entitlement of any employee employed by the Company, except in the ordinary course of business or except to the extent required by Law or any existing Contract of the Company and except for the assumption immediately prior to the Closing of the Assumed Employee Agreements as contemplated by Section 10.1(a)(i);

(f) not amend or repeal any provision of the Company Certificate or the Company Bylaws;

(g) not sell any of the Shares or issue or sell any capital shares or other securities of the Company or issue any securities or other rights convertible into or exchangeable for representing the right to purchase or otherwise acquire, any capital shares or other securities of the Company;

(h) not declare or pay any dividend, or make any other distribution, with respect to the Shares, other than dividends payable solely in cash that are declared and fully paid prior to the Closing;

(i) not accelerate the rate of collection of the accounts receivable of the Company other than in the ordinary course of business consistent with the past practice;

(j) maintain in effect all policies of insurance insuring the Company with limits no less than those in effect as of the date of this Agreement;

(k) (A) not make any election with respect to Taxes that has a material effect on the Company or make any changes to any such election that has a material effect, or (B) not settle or compromise any material Tax Liability or refund involving the Company;

(l) not file or amend any Tax Return that has a material effect on the Company other than in the ordinary course of business and on a basis consistent with past practices and applicable Law, or not fail to pay any material amount of Taxes of the Company that are due and payable;

(m) conduct the Business consistent with past practices and use commercially reasonable efforts to preserve intact its goodwill and relationships with customers and vendors and others having business dealings with the Company; not increase the compensation or benefits of its employees except in the ordinary course of business consistent with past practices and maintain and keep its material properties in as good repair and condition consistent with past practice and subject to ordinary wear and tear; and

(n) not agree to take any action or actions prohibited by any of the foregoing clauses (a) through (m).

Section 6.3 Reasonable Efforts. (a) Subject to the express limitations set forth in this Agreement, Seller and Purchaser shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the others in doing, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b) The parties shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other party with copies of notices or other communications received from any third party and/or any Governmental Authority with respect to the transactions contemplated hereby, subject to any applicable confidentiality restrictions. Seller and Purchaser each shall promptly furnish to the other parties such necessary information and reasonable assistance as such other parties reasonably may request in connection with the foregoing and, subject to any applicable confidentiality restrictions, shall promptly provide the other party’s counsel with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Authority with respect to the transactions contemplated by this Agreement and (subject to any applicable confidentiality restrictions) any other information supplied by such party and its Affiliates to a Governmental Authority in connection herewith and the transactions contemplated hereby; provided, however, that such party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party as “outside counsel only” and materials may be redacted: (i) to remove references concerning the valuation of the Business and (ii) as necessary to comply with contractual obligations. Materials designated as for “outside counsel only” and the information contained therein shall be given only to the outside legal counsel of the other party and will not be disclosed by such outside counsel to employees, officers, directors or other representatives of the other party unless express written permission is obtained in advance from the disclosing party’s legal counsel. Seller and Purchaser each shall, subject to applicable Law, permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of such party in connection with, any proposed written communication to any Governmental Authority in connection with consummation of the transactions contemplated by this Agreement. Neither Seller nor Purchaser shall participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Authority, give the other parties the opportunity to attend and participate.

(c) In connection with and without limiting Section 6.3(b), Purchaser and Seller shall, as promptly as practicable and in no event later than ten Business Days after the date of this Agreement, file a Premerger Notification and Report Form in accordance with the HSR Act and make any other necessary registrations, declarations, notices or filings, if any, necessary for completion of the transactions contemplated by this Agreement under any other federal, state or foreign Law designed to prohibit, restrict or regulation actions for the purpose or effect of monopolization, restraint of trade or regulation of foreign investment (collectively “Antitrust Laws”). Purchase and Seller shall cooperate and use their respective best efforts: (i) to secure the expiration or termination of any applicable waiting period under the HSR Act and any consents of any Governmental Authority any other applicable Antitrust Laws as promptly as practicable and in any event prior to the Outside Date; (ii) to respond promptly to any requests of any Governmental Authority for information under any Antitrust Law and to resolve any objections asserted with respect to the transactions contemplated by this Agreement raised by any Governmental Authority, including any “second request” under the HSR Act. Notwithstanding the foregoing, or any other provision to the contrary in this Agreement, and except to the extent it elects to do so in its sole discretion, Purchaser shall not be obligated to sell or dispose of or hold separately (through a trust or otherwise) any assets or business of Purchaser or its Affiliates. Purchaser and Seller promptly shall inform the other of any written or oral communication received from any Governmental Authority relating to the transactions contemplated hereby (and, if in writing, furnish the other party with a copy of such communication, provided that if the party furnishing the copy designates it for outside counsel only, copies of the writing shall not be disseminated beyond outside counsel except with permission of the party furnishing the same), and shall consult and cooperate with each other, and consider in good faith the views of each other, in connection with any analyses, appearances, presentations, memoranda, briefs, responses, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act and any other Antitrust Law. Such cooperation shall include, but not be limited to, the parties: (x) providing, in the case of oral communications or meetings with a Governmental Authority, advance notice of any such communication or meeting and, whether or not initiated by a party, an opportunity for the other party to participate (if permitted by the Governmental Authority); and (y) providing, in the case of written communications, an opportunity for the other party to comment on any such communication (including the incorporation of such reasonable comments) and provide the other with a final copy of all such communications (other than documents or information that reveal any party’s negotiating objectives or strategies), which shall, where applicable, be provided under a joint defense agreement.

Section 6.4 Other Consents and Conditions. Subject to the provisions of Section 6.3, Seller and Purchaser each shall use commercially reasonable efforts to: (i) obtain all necessary consents, approvals or waivers from, and give any necessary notifications to, third parties required to be obtained in connection with the execution, delivery and performance of this Agreement and, respectively, the Seller Documents and the Purchaser Documents, and consummation of the transactions contemplated hereby and thereby, (ii) make all registrations and filings with, and obtain all necessary actions or non-actions, waivers, consents and approvals from, all Governmental Authorities, and (iii) defend any Legal Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed.

Section 6.5 Public Statements. Seller and Purchaser shall make a joint press release announcing the execution of this Agreement and the transactions contemplated hereby, which release will be reasonably acceptable to each of Seller and Purchaser. Before any party shall issue any press release or otherwise make any public statement concerning this Agreement or the transactions contemplated hereby, it shall so advise and cooperate with the other party and shall not release such information without the other party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless: (i) such information is otherwise publicly available other than as a result of a disclosure by the party seeking to make the disclosure, or (ii) the release thereof is, in the reasonable judgment of the party seeking to make the disclosure, required by any Law (including any rule of any securities exchange on which its securities are traded) or Order to which the party is bound or subject.

Section 6.6 Litigation Support. In the event and for so long as any party is actively contesting or defending against any action, investigation, charge, claim, or demand by a third party in connection with: (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Company or the Business with respect to periods prior to the Effective Time, the parties shall cooperate in the contest or defense, make available their respective personnel, and provide such testimony and access to their respective books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the party contesting or defending such action, investigation, charge, claim or demand (unless such party is entitled to indemnification therefor under Article 11).

Section 6.7 Guarantees; Letters of Credit. Purchaser shall cause itself or one or more of its Affiliates to be substituted in all respects for Seller or any of Seller’s Affiliates (other than the Company), effective as of the Effective Time (or as soon thereafter as is reasonably practicable), in respect of all obligations of Seller and any such Affiliate under each of the guarantees, letters of credit, letters of comfort, credit enhancement, bid bonds and performance bonds obtained by Seller or any of its Affiliates (other than the Company) for the benefit of the Company (and Seller and its Affiliates shall be released from any such obligations), for those guarantees, letters of credit, letters of comfort, bid bonds and performance bonds set forth in Schedule 6.7 (the “Guarantees”). As a result of the substitution contemplated by the first sentence of this Section 6.7, Seller and its Affiliates (other than the Company) shall from and after the Effective Time cease to have any obligation whatsoever arising from or in connection with the Guarantees.

Section 6.8 Notices; Supplements to Schedules. From time to time prior to the Closing, Seller shall promptly deliver to Purchaser in writing any information which, if existing, occurring or Known at the date of this Agreement, would have been required to be set forth or described in any Schedule or which is necessary to correct any information in any Schedule which has been rendered inaccurate thereby. In the event that Seller delivers to Purchaser any such information that modifies or supplements a Schedule, such Schedule, as so modified or supplemented, shall be deemed to be the Schedule for purposes of this Agreement; provided, however, that if, in the absence of such modification or supplementation, any of the conditions to the obligations of Purchaser set forth in Section 8.1 would not be satisfied, then Purchaser shall have the option of terminating this Agreement by giving written notice of such termination to Seller within 10 days after Seller delivers the modified or supplemented Schedule to Purchaser unless Seller agrees to correct or cure the matter at issue (if it is capable of being corrected or cured by Seller) prior to the Closing and then actually corrects or cures the matter.

Section 6.9 Parent Guarantees. Concurrently with the execution of this Agreement by Purchaser and Seller, Seller Parent is executing and delivering to Purchaser a Guarantee for the benefit of Purchaser, and Purchaser Parent is executing and delivering to Seller a Guarantee for the benefit of Seller.

Section 6.10 ISDA Agreements. Seller shall cause the Company to terminate, effective prior to the Effective Time: (i) Letter Agreement (Confirmation) dated October 8, 2013 between the Company and Munich Re Trading Ltd., and (ii) the ISDA Master Agreement dated June 3, 2005 between the Company and Canadian Imperial Bank of Commerce, as amended and supplemented, such that the Company shall have no Liability or receivable arising out of or relating to such documents at or after the Effective Time, except to the extent included in the Closing Statement.

ARTICLE 7

TITLE INSURANCE

Section 7.1 Title Commitment and Survey. Seller has delivered to Purchaser the commitments listed on Schedule 7.1 from the title insurance company or companies listed on Schedule 7.1 (the “Title Company”) for owner’s title insurance policies, together with copies of the underlying title documents referenced therein (collectively, the “Title Commitment”) for the Owned Real Property. Seller has also delivered to Purchaser any survey of the Owned Real Property of which Seller has Knowledge to which Seller has access. Purchaser shall use all commercially reasonable efforts (and Seller shall cooperate in all reasonable ways with such effort without cost to Seller) to obtain prior to the Closing, at Purchaser’s sole cost and expense, surveys of the Owned Real Property conducted by a registered land surveyor or engineer licensed in the state(s) in which the surveys are conducted (collectively, the “Survey”). Any Survey that Purchaser obtains shall be at Purchaser’s sole cost and expense and shall be certified to Purchaser, Seller and the Title Company, and Purchaser shall provide a copy of each such Survey to Seller at no cost to Seller.

Section 7.2 Title Review. Purchaser shall have the right to object to any title exception affecting the Owned Real Property created or suffered by the Company, or first made known to Purchaser, between the effective date of the Title Commitment and the Closing Date which is not a Real Property Permitted Exception, including any such title exception that is disclosed by a Survey (any such matter that is not a Real Property Permitted Exception, a “Title Defect”) by giving written notice to Seller on or before the date ten days after Purchaser first had knowledge of such Title Defect and, in any event, prior to the Closing. Purchaser may object to any Title Defect, but the same shall be considered a Real Property Permitted Exception and not a Title Defect if: (i) the Title Company is willing to insure over such Title Defect (without additional cost to Purchaser or where Seller elects at its sole option to pay such cost for Purchaser’s account), (ii) the Title Company is willing to provide affirmative insurance over such Title Defect (without additional cost to Purchaser or where Seller at its sole option elects to pay such cost for Purchaser’s account), (iii) such Title Defect will be eliminated at the Closing, or (iv) such Title Defect is waived in writing by Purchaser. Seller shall have the right, but not the obligation, to cure or remove any Title Defects at or prior to the Closing; provided, however, that Seller shall be obligated to cause any monetary Lien encumbering any Owned Real Property to be satisfied or otherwise released on or before the Closing. In the event that Purchaser has given a timely notice of objection to a Title Defect in accordance with this Section 7.2 and such Title Defect is not eliminated prior to or at the Closing, then Purchaser shall have the right, as Purchaser’s sole and exclusive remedy, exercisable solely if such Title Defect would reasonably be expected to have a Material Adverse Effect, to terminate this Agreement by giving written notice of such termination to Seller. In any instance where Purchaser does not exercise Purchaser’s termination right, any uncured Title Defect shall be subject to the provisions of Section 11, and Seller’s liability for such incurred Title Defect shall survive the Closing. Neither the termination of the representations and warranties set forth in Section 4.9(a) as of the Closing Date pursuant to Section 11.1(a)(i) nor the references to zoning, land use or building and fire code matters in the definition of “Real Property Permitted Exception” shall limit the rights of Purchaser to indemnification under Section 11.2(a)(i) with respect to any breach of the representations and warranties of Seller under Sections 4.9(f)(i)-(iv) and (vi)-(vii).

Section 7.3 Title Policy. Purchaser shall use all commercially reasonable efforts to obtain, as quickly as reasonably possible after the date of this Agreement, at Purchaser’s sole cost and expense (and Seller shall cooperate in all reasonable ways with such effort without cost to Seller); (i) the Survey, and (ii) title insurance policies from the Title Company (which may be in the form of mark-ups of the Title Commitment or pro forma policies based thereon) for the Owned Real Property at standard rates in in accordance with the Title Commitment, insuring Purchaser’s fee simple title to the Owned Real Property, in each case subject only to the Real Property Permitted Exceptions; such title policies to be issued in such amounts as Purchaser reasonably shall determine but in no event below the reasonably estimated fair market value of each Owned Real Property so as to assure that the Title Company will issue such policies (collectively, the “Title Policy”). Seller shall reasonably cooperate with Purchaser in obtaining the Title Policy at the Closing.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

The obligation of Purchaser to consummate the transactions contemplated hereby on the Closing Date is subject to the satisfaction (or waiver by Purchaser, in its sole discretion) of each of the following conditions:

Section 8.1 Accuracy of Representations and Warranties. Each of the representations and warranties of Seller contained herein shall be true and correct in all respects (disregarding materiality qualifications contained therein) with the same force as if made on and as of the Closing Date, except for any such failure to be true and correct as would not reasonably be expected to have a Material Adverse Effect and except, in each case, to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty shall be, subject to the qualifications set forth above, true and correct as of such specific date.

Section 8.2 Performance of Covenants. Seller shall have performed and complied, in all material respects, with the covenants and provisions hereof required to be performed or complied with by Seller between the date of this Agreement and the Closing Date (including, without limitation, all actions required under Section 3.2).

Section 8.3 No Injunctions. No preliminary or permanent injunction or other Order of any court of competent jurisdiction or Governmental Authority restraining or prohibiting the consummation of the transactions contemplated hereby shall be in effect.

Section 8.4 HSR Act. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act, if any, shall have expired or been terminated.

Section 8.5 Officers’ Certificate. Purchaser shall have received a certificate from Seller certifying the fulfillment of the conditions set forth in Sections 8.1, 8.2 and 8.7, dated the Closing Date, signed on behalf of Seller by an officer of Seller.

Section 8.6 Required Material Consents. The material consents, approvals, authorizations and waivers of or from any Governmental Authority or any other Person, if any, that are listed on Schedule 8.6 (the “Required Material Consents”) shall have been obtained.

Section 8.7 Indebtedness. The Company shall have no Indebtedness outstanding at the Effective Time.

Section 8.8 Title Policy and Survey. Purchaser shall have obtained the Title Policy and the Survey.

Section 8.9 Clarke County Business License. The Company shall have reinstated its business license in Clarke County, Virginia.

Section 8.10 Insurance Policy Endorsements. Seller shall have delivered to Purchaser amendments, discovery endorsements or other similar instruments from the applicable insurance company confirming the existence as of the Effective Time of the Excess Coverage required under Section 10.7 (to the extent such coverage is not already provided for under the terms of the applicable policies).

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligation of Seller to consummate the transactions contemplated hereby on the Closing Date is subject to the satisfaction (or waiver by Seller, in its sole discretion) of each of the following conditions:

Section 9.1 Accuracy of Representations and Warranties. Each of the representations and warranties of Purchaser contained herein shall be true and correct (disregarding any materiality qualifications contained therein) in all material respects at and as of the Closing Date with the same force as if made on and as of the Closing Date and except, in each case, to the extent any such representation and warranty speaks as of a specific date, in which case such representation and warranty shall be, subject to the qualifications set forth above, true and correct, as the case may be, as of such specific date.

Section 9.2 Performance of Covenants. Purchaser shall have performed and complied, in all material respects, with the covenants and provisions hereof required herein to be performed or complied with by Purchaser between the date of this Agreement and the Closing Date (including, without limitation, all actions required under Section 3.3).

Section 9.3 No Injunctions. No preliminary or permanent injunction or other Order of any court of competent jurisdiction or Governmental Authority restraining or prohibiting the consummation of the transactions contemplated hereby shall be in effect.

Section 9.4 HSR Act. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act, if any, shall have expired or been terminated.

Section 9.5 Officers’ Certificate. Seller shall have received a certificate from Purchaser certifying the fulfillment of the conditions set forth in Sections 9.1 and 9.2, dated the Closing Date, signed on behalf of Purchaser by an officer of Purchaser.

Section 9.6 Seller Material Consents. The material consents, approvals, authorizations and waivers of or from any Governmental Authority or any other Person, if any, that are listed on Schedule 9.6 shall have been obtained.

ARTICLE 10

ADDITIONAL POST-CLOSING COVENANTS

Section 10.1 Certain Employment Matters. (a) The following provisions shall apply effective as of the Effective Time:

(i) Benefit Plans. Effective as of the Effective Time, all Company Employees shall cease to accrue benefits under and otherwise to participate as active participants in the Seller Savings Plan and any other Company Benefit Plan that is maintained by Seller or any Affiliate other than the Company and is listed on Schedule 10.1 (the “Excluded Seller Benefit Plans”); provided, however, that immediately prior to the Closing, the Company shall assume and agree to perform the Contracts, policies and arrangements of Seller Parent for the benefit of certain Company Employees which are listed on Schedule 10.1 (the “Assumed Employee Agreements”). With respect to each Company Benefit Plan which will continue to cover any employees of the Company following the Closing (the “Continuing Plans”), Seller has provided Purchaser with, or made available to Purchaser complete and correct copies of: (i) each Continuing Plan, including all amendments thereto, (ii) the most recent summary plan description (if any) and all other material documents pursuant to which the Continuing Plan is maintained, (iii) the most recent annual report (Form 5500 series) filed with the IRS (with attachments) with respect to any Continuing Plan, and (iv) all IRS determination letters, rulings and opinions received by the Company in respect of any Continuing Plans. Except as otherwise specifically provided in this Section 10.1, Seller shall remain solely responsible for any and all Liabilities and obligations arising under, in connection with or in respect of the Excluded Seller Benefit Plans, and neither Purchaser nor any of its Affiliates (including, without limitation, the Company) shall have any responsibility or obligation in respect of any such plan, except that to the extent requested by Seller, the Company shall pay through the Company’s payroll system any amounts payable by Seller or any Affiliate to any Company Employee under any Excluded Seller Benefit Plan, using funds made available by Seller or such Affiliate for such purpose (and all amounts paid to Company Employees pursuant to any retention bonus and transaction bonus Contracts included in the Excluded Seller Benefit Plans shall be claimed as a deduction by the Company on income Tax Returns filed on behalf of the Company for a Pre-Closing Tax Period). Except as otherwise expressly provided in Section 10.1(a)(iii), no assets held in trust for any Excluded Seller Benefit Plan shall be transferred to Purchaser or to any employee benefit plan adopted or maintained by Purchaser or any of its Affiliates. Except with respect to the Excluded Seller Benefit Plans, after the Closing, the Company (and not Seller or any of its other Affiliates) shall remain solely responsible for any Liabilities arising out of the employment of any Company Employee before or after the Effective Time, including accrued obligations for salaries, wages and other compensation, personal days and floating holidays and sick pay of the Company Employees and all other benefits under the Company Benefit Plans (other than the Excluded Seller Benefit Plans).

(ii) Compensation; Service Credit; Transition from Excluded Seller Benefit Plans. From the Effective Time until the first anniversary of the Closing Date, Purchaser shall, and shall cause the Company to, maintain compensation levels (including, without limitation, base compensation, short-term incentive compensation and long-term incentive compensation) and benefits for the benefit of each Company Employee that are no less, when taken as a whole for each such Company Employee, than was provided to such Company Employee during and for 2013. For all purposes under the employee benefit plans of Purchaser and its Affiliates (including, without limitation, the Company) providing benefits to any Company Employee after the Effective Time (the “Purchaser Plans”), each Company Employee shall be credited with his or her years of service with the Company as of the Effective Time (and any additional service credited under the Company Benefit Plans), to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plans, except that such crediting shall not be required to the extent such credit would result in a duplication of benefits or for purposes of benefit accrual under any defined benefit pension plan. In addition, and without limiting the generality of the foregoing: (A) each Company Employee shall be eligible immediately to participate, without any waiting time, in any and all Purchaser Plans to the extent coverage under such Purchaser Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee previously participated; and (B) for purposes of each Purchaser Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Company Employee, Purchaser shall use commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such Purchaser Plan to be waived for such employee and the employee’s covered dependents, to the extent such exclusions and requirements were waived under comparable Company Benefit Plans. Nothing herein shall be construed as a requirement that the Company continue the employment of any Company Employee after the Effective Time, it being understood that such employment is at will and may be terminated by the Company at any time.

(iii) Savings Plan. Company Employees shall not be entitled to make contributions to or to benefit from matching or other contributions under the Seller Savings Plan after the Effective Time. Purchaser shall take all commercially reasonable efforts necessary and appropriate to ensure that, prior to the Closing and effective as close as possible to the Effective Time, Purchaser has in effect one or more savings plans (hereinafter referred to in the aggregate as the “Purchaser Savings Plan”) for the Company Employees meeting the following requirements: (x) the Purchaser Savings Plan must be a qualified, single-employer individual account plan under Section 401(a) of the Code; and (y) each Company Employee shall be eligible to participate in the Purchaser Savings Plan and make before-Tax contributions (under Section 401(k) of the Code) and take participant loans on the terms described on Schedule 10.1(a)(iii), which terms (subject to the requirements of Section 10.1(ii)) may be changed following the Effective Time in a manner which does not discriminate against the Company Employees as compared with other employees of Affiliates of the Company in the Territory. The terms of the Purchaser Savings Plan also shall provide that the account balances (assets and liabilities) of each Company Employee under the Seller Savings Plan and its related trust shall be transferred to the Purchaser Savings Plan and its related trust in accordance with Section 414(l) of the Code. Any participant loan notes with respect to the Company Employees shall be transferred in-kind as part of the transfer of account balances from the Seller Savings Plan to the Purchaser Savings Plan. Seller and Purchaser shall take such reasonable actions to cause the transfer of account balances from the Seller Savings Plan to the Purchaser Savings Plan as soon as reasonably practicable after the Closing, but no later than six months after the Closing Date.

(iv) Short Term Incentive Payments. If the Closing occurs prior to March 15, 2014, (if not previously paid by the Company), not later than March 15, 2014, Purchaser shall pay to each Company Employee who is then employed by the Company, Purchaser or any other Affiliate of Purchaser, in accordance with the terms of the Company’s short-term incentive plan, the targeted short-term incentive payment for such Company Employee for 2013 shown on Schedule 4.13.

(v) Vacation. Following the Closing, Purchaser shall cause the Company to permit Company Employees to use all vacation entitlements that Company Employees have, under the applicable policies of the Company, accrued but not used through the Effective Time in accordance with the applicable policies of the Company as in effect as of the Effective Time.

(vi) Assumed Employee Agreements; Severance Arrangements. Purchaser shall cause the Company to perform all of the obligations of the Company under the Assumed Employee Agreements and, unless Purchaser provides to the employees of the Company a severance plan with better benefits, shall cause the Company to perform all of its obligations under all severance plans and arrangements included in the Company Benefits Plans (including, without limitation, the Griffith Severance Policy).

Section 10.2 Further Assurances. From time to time following the Closing, Seller and Purchaser shall, and shall cause their respective Subsidiaries to take such further actions as reasonably may be necessary or appropriate to assure fully to Purchaser and the separation of the Company from Seller in accordance with this Agreement.

Section 10.3 Seller’s Access to Documents. After the Effective Time, Purchaser shall, and shall cause its Affiliates (including without limitation, the Company) to, afford to Seller’s representatives, upon reasonable notice and without undue interruption to Purchaser’s and the Company’s business, access during normal business hours to the books and records pertaining to the operations of the Company prior to the Closing Date (including financial records, but excluding Tax records which are covered by Section 13.9) following the Closing Date in connection with financial statements and other reasonable business purposes, provided that nothing herein shall limit Seller’s rights of discovery. Purchaser shall, and shall cause the Company to, hold all of the books and records of the Company in accordance with Purchaser’s standard record retention policies; provided, that Purchaser shall not, and shall not permit the Company to, destroy, alter or dispose of any of such books and records without first offering in writing at least 90 calendar days prior to such destruction or disposition to surrender them to Seller.

Section 10.4 No Solicitation of Employees. For a period of one year after the Closing Date, without the prior written consent of Purchaser, Seller shall not, and shall not cause Seller Parent or any Affiliate controlled by Seller Parent to, solicit, hire or attempt to solicit or hire any Company Employee who is then employed by the Company. Notwithstanding the foregoing, nothing herein shall prohibit Seller or any Affiliate from advertising publicly for employment or using other methods of recruitment not expressly directed at such Company Employees.

Section 10.5 Non-Competition. (a) Subject to Section 10.5(b), for a period of five years after the Closing Date (“Covenant Term”), Seller shall not, and shall cause Seller Parent and any Affiliate controlled by Seller Parent not to, directly or indirectly, either alone or as a stockholder, partner, employee, officer, director, associate, consultant, owner, agent, creditor, co-venturer of any other Person, or in any other capacity, directly or indirectly, engage anywhere in the States of Delaware, Maryland or West Virginia, the Commonwealths of Pennsylvania or Virginia or the District of Columbia (collectively, the “Territory”) in the distribution of Petroleum Products or the provision of commercial or residential heating, ventilation or air conditioning sales and maintenance and related services (collectively, “Prohibited Business”).

(b) Notwithstanding anything to the contrary contained in Section 10.5(a):

(i) Seller and such Affiliates may directly or indirectly hold interests in or securities of any Person whose securities are publicly traded to the extent that such investment does not directly or indirectly confer on Seller and such Affiliates in the aggregate more than 10% of the voting power of such Person and so long as Seller and such Affiliates do not actively participate in the Prohibited Business conducted by such Person;

(ii) Seller and such Affiliates may acquire interests in or securities of any Person as an investment by their pension funds or funds of any other benefit plan of Seller or any such Affiliate whether or not such Person is engaged in any Prohibited Business;

(iii) Seller and such Affiliates may acquire interests in or securities of any Person that derived 25% or less of its total annual revenues in its most recent fiscal year from activities that constitute a Prohibited Business;

(iv) Seller and such Affiliates may acquire or use any product for internal uses or to conduct its or their other businesses that consume, use, contain, depend upon or otherwise incorporate any such product;

(v) nothing in this Section 10.5 shall create any obligation on Fortis Inc. or any Affiliate of Fortis Inc. other than Seller Parent and Affiliates controlled by Seller Parent; and

(vi) nothing in this Section 10.5 shall restrict the performance by Seller and such Affiliates of their respective obligations under this Agreement or any Seller Document.

Nothing in this Section 10.5 shall be deemed to require Seller or any Affiliate to give notice to or obtain the consent of Purchaser in order to engage in any activity or transaction of the types described in Section 10.5(b)(i)-(vi).

(c) If, at the time of enforcement of this Section 10.5, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, then the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area.

(d) If Seller or an Affiliate subject to Section 10.4 or this Section 10.5 breaches any covenant or agreement set forth in Section 6.4 or this Section 10.5, then Purchaser shall have the right to seek and obtain all appropriate injunctive and other equitable remedies therefor, in addition to any other rights and remedies that may be available at law, it being acknowledged and agreed that any such breach would cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy therefor.

Section 10.6 Notice Upon Separation from Service after the Effective Time. Following the Effective Time, Purchaser shall, or shall cause the Company to, promptly notify Seller upon the separation from service with the Company of any of the Company Employees listed on Schedule 10.6 so that Seller Parent may pay such Company Employee any amount due under the Seller Parent’s Directors and Executives Deferred Compensation Plan (an Excluded Seller Benefit Plan).

Section 10.7 Excess Coverage. For a period of 36 months after the Closing, Seller or Seller Parent shall maintain $150 million of insurance coverage that will be excess over the $5 million ($1 million for occurrences prior to December 1, 2013) primary general liability insurance coverage and $1 million of primary automobile and primary employer’s liability insurance coverage being maintained by or for the Company as of the date of this Agreement as listed in Annex I to Schedule 4.19 (the “Excess Coverage”). Seller or Seller Parent shall make the Excess Coverage available to the Company solely for claims associated with covered events that occur prior to the Effective Time. Purchaser and the Company shall be solely responsible for maintaining any and all insurance (including primary and excess liability insurance) for events that occur after the Effective Time. In consideration of the foregoing, the Closing Assets included in the Closing Statement shall include a prepaid expense equal to the actual cost of the Excess Insurance (up to a maximum of $89,000).

Section 10.8 Colonial Avenue Insurance Claim. The Company has outstanding claims against two insurance carriers that are part of the Chartis group of insurance companies, which provided auto and commercial general liability insurance coverage for the Company prior to the Closing, and against AEGIS, which provided excess liability insurance covering the Company prior to the Closing, with respect to certain occurrences arising out of a misdelivery of fuel oil to a home on Colonial Avenue in Alexandria, Virginia in August, 2010 (the “Colonial Avenue Insurance Claim”). Purchaser and Seller intend that all rights, benefits and obligations with respect to the Colonial Avenue Insurance Claim be transferred by the Company to Seller at the Closing. Accordingly: (i) no receivable with respect to the Colonial Avenue Insurance Claim shall be included in the Closing Statement or the Closing Adjustment, (ii) following the Closing, Seller shall be entitled to pursue the Colonial Avenue Insurance Claim for its own benefit, in its own name and/or in the name of the Company (provided that neither Purchaser nor the Company shall be responsible for any legal costs or expenses incurred or expended after the Effective Time with respect to the collection of the Colonial Avenue Insurance Claim (all of which shall be borne by Seller)), and (iii) following the Closing, Purchaser and the Company shall reasonably cooperate with Seller in collecting the Colonial Avenue Insurance Claim (which shall include making its personnel reasonably available to assist Seller at no cost to Seller and executing such assignments and other documents and instruments as Seller reasonably may request to effectuate the resolution and collection of the Colonial Avenue Claim and the assignment and transfer of the benefits thereof to Seller). Seller shall be entitled to all payments and proceeds with respect to the Colonial Avenue Insurance Claim.

ARTICLE 11

SURVIVAL, INDEMNIFICATION AND RELATED MATTERS

Section 11.1 Survival. (a) All representations and warranties contained herein or in any certificate delivered by or on behalf of a party to this Agreement at the Closing, and the right to commence any claim with respect thereto, shall survive the Closing and any investigation by the other party but shall terminate at the close of business on the date that is 18 months after the Closing Date, except that: (i) the representations and warranties contained in Section 4.9(a) shall terminate as of the Closing Date with respect to all Owned Real Property except for Title Defects, and Seller shall have no liability whatsoever with respect to such representations or warranties after such date and (ii) the representations and warranties contained in Sections 4.1 (Organization and Good Standing), 4.3 (Capital Structure), 4.6(b) (Indebtedness), 4.6(i) (Customer List) and 4.8 (Taxes) shall survive until the expiration of the applicable statute of limitations (including any extensions thereto granted prior to the Effective Time and any extensions granted after the Effective Time with the consent of Seller, which consent shall not unreasonably be withheld), and Seller shall have no liability whatsoever with respect to such representations and warranties after such date. The covenants and agreements of the parties hereto contained in this Agreement, in any Seller Document or in any Purchaser Document: (A) that contemplate actions to be taken after Closing shall survive the Closing and continue in effect in accordance with their terms, and (B) that contemplate actions to be taken only on or prior to Closing shall terminate and cease to be obligations as of the Closing and no claim, action or proceeding with respect to such covenant or agreement may be brought after the Closing. The expiration of any representation and warranty under this Section 11.1 shall not affect any claim for indemnification under this Article 11 if written notice of a claim for indemnification is given to the Indemnifying Party prior to the date of expiration of such representation and warranty.

(b) Each Person entitled to indemnification under this Agreement shall use commercially reasonable efforts to mitigate Losses for which it seeks indemnification under this Agreement.

(c) In calculating any amount of Losses recoverable pursuant to this Article 11, the amount of such Losses shall be reduced by (i) any insurance proceeds actually received from any unaffiliated insurance carrier offsetting the amount of such Loss, net of any expenses incurred by the Indemnified Party in obtaining such insurance proceeds (provided, however, that the Indemnified Party shall be obligated to reasonably seek any such proceeds to which it may be entitled), (ii) any recoveries from third parties pursuant to indemnification (or otherwise) with respect thereto, net of any expenses incurred by the Indemnified Party in obtaining such third party payment, (iii) any Tax benefit available to the Indemnified Party (determined on a present value basis using the KeyBank prime rate as the discount rate and using the highest federal, state and local income Tax rate, both determined on the date such payment is made and taking into account the date that the Tax benefit is reasonably estimated to be available) in respect of any Losses for which such indemnification payment is made, and (iv) any reserve or other accrual with respect to such Losses in the final and binding Closing Statement. If any Losses for which indemnification is provided under this Agreement are subsequently reduced by any insurance payment or other recovery from a third party, the Indemnified Party shall promptly remit the amount of such reduction to the Indemnifying Party. Neither Purchaser nor any other member of the Purchaser Indemnified Group shall be entitled to recover any Losses with respect to any matter for which a reserve or current Liability was included in the Closing Date Net Working Capital.

(d) Notwithstanding anything in this Agreement to the contrary, no party shall be liable to any Indemnified Party for special, incidental, indirect, consequential, punitive or exemplary Losses.

(e) Notwithstanding anything in this Article 11 to the contrary, indemnification for any and all Tax matters and the procedures with respect thereto shall be governed exclusively by Article 13.

Section 11.2 Indemnification. (a) From and after the Closing, Seller shall indemnify and hold the Purchaser Indemnified Group harmless from and against any and all claims, judgments, causes of action, liabilities, obligations, damages, losses, deficiencies, costs, penalties, interest and expenses (including the reasonable fees and expenses of counsel) (collectively, “Losses”) arising out of or resulting from:

(i) any inaccuracy or breach of any representation or warranty on the part of Seller herein or in any certificate delivered by or on behalf of Seller at the Closing, subject to the limitations and conditions contained therein, except that all obligations of Seller for indemnification with respect to any of the matters set forth in Section 4.17 [Environmental Matters] shall be governed by Section 11.2(a)(iii) and not this Section 11.2(a)(i) and all obligations of Seller for indemnification with respect to any of the matters set forth in Section 4.8 [Taxes] shall be governed by Article 13 and not this Section 11.2(a)(i);

(ii) any non-fulfillment in any material respect of any covenant or agreement on the part of Seller herein that is to be performed by its terms after the Effective Time (including, without limitation, the covenants set forth in Sections 10.4 and 10.5), subject to the limitations and conditions contained therein;

(iii) subject to the provisions of Section 11.4: (A) any inaccuracy or breach of any representation or warranty of Seller set forth in Section 4.17, (B) the Losses incurred by the Company arising out of or related to the actions described on Schedule 11.2(a)(iii)(B) with respect to the Company’s Real Property in Cheverly, Maryland (the “Cheverly Environmental Action Plan”), and (C) any Environmental Claim or Legal Proceeding brought by a third party arising out of or related to any Environmental Condition which was in existence prior to or at the Effective Time with respect to the Company’s Real Property in Cheverly, Maryland and which is asserted within 36 months of the Company’s receipt of a Certificate of Completion letter pursuant to the Cheverly Environmental Action Plan.

(iv) subject to Section 11.5, all Losses arising out of the Company’s Liabilities and obligations under or in connection with the Northeast Sale Agreement, to the extent such Losses exceed the $619,864 reserve with respect thereto to be set forth in the Closing Statement;

(v) all Losses arising out of the disclosure, prior to the Effective Time, of personal information of customers as a result of the Company’s failure to comply with the Payment Card Industry Data Security Standard;

(vi) all brokerage fees, commissions, finders’ fees and financial advisory fees (including, without limitation, the fees of Seller Financial Advisor) and all fees and expenses of counsel and other advisors to Seller and its Affiliates incurred in connection with the transactions contemplated by this Agreement; and

(vii) any Indebtedness of the Company outstanding at the Effective Time.

Notwithstanding any other provision of this Agreement to the contrary:

(1) Seller shall not be liable for any Losses with respect to the matters set forth in Section 11.2(a)(i), Section 11.2(a)(iii)(A) and Section 11.2(a)(v) unless: (x) a claim is timely asserted within the survival period specified in Section 11.1(a), (y) the Losses with respect to the particular act, circumstance or matter for which indemnification is sought exceeds $25,000, and (z) the aggregate of all Losses under Section 11.2(a)(i), Section 11.2(a)(iii)(A) and Section 11.2(a)(v) exceeds, on a cumulative basis, 0.5% of the Purchase Price (and then only to the extent of such excess); and

(2) Seller shall not be required to pay or expend an aggregate amount in excess of 7.5% of the Purchase Price in respect of Losses for the matters set forth in Section 11.2(a)(i), Section 11.2(a)(iii)(A) and Section 11.2(a)(v).

Notwithstanding the foregoing; (a) the limitations set forth in clauses (1) and (2) shall not apply to Losses arising out of any inaccuracy or breach of any representation or warranty set forth in Section 4.1, 4.2, 4.3 or 4.6(i) or in the event of Seller’s fraud or intentional misrepresentation, and (b) the limitations set forth in clauses (1) and (2) also shall not apply to Losses arising out of Seller’s indemnification obligations under Sections 11.2(a)(iii)(B) and 11.2(a)(iii)(C); however, such Losses shall be included (but only to the extent they exceed $525,000 in the aggregate) in determining whether Seller has reached the limit specified in clause (2) for purposes of Seller’s liability for other Losses under Section 11.2(a)(i) and Section 11.2(a)(iii)(A), up to a maximum of 3.75% of the Purchase Price.

(3) Except as otherwise expressly provided in this Agreement, the sole and exclusive remedy of Seller after the Closing with respect to any and all claims (other than claims of, or causes of action arising from, fraud or intentional misrepresentation or claims for equitable relief) relating to this Agreement, any certificate delivered by or on behalf of Seller pursuant to this Agreement and the transactions contemplated hereby and thereby shall be pursuant to the indemnification provisions set forth in this Article 11. In furtherance of the foregoing, Seller hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or intentional misrepresentation or claims for equitable relief) it may have against Seller or any of its Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith, any Law (including, inter alia, any rights of contribution or recovery under any Environmental Law), common law or otherwise, except pursuant to the indemnification provisions set forth in this Section 11.2.

(4) Promptly following the later of: (i) December 31, 2014 or (ii) the completion by the Company of all work required by the “LEP” (as defined in the Northeast Sale Agreement), Purchaser and the Company shall promptly pay to Seller the amount, if any, by which the Losses incurred by the Company after the Closing Date under the Northeast Sale Agreement are less than $619,864.

(5) Notwithstanding any other provision of this Agreement, in no event shall Seller be liable for any Losses incurred by the Company with respect to any Environmental Conditions at the Company’s Real Property in Berryville, Virginia or Westminster, Maryland as a result of a breach of any representation or warranty or otherwise.

(b) From and after the Closing, Purchaser shall indemnify and hold the Seller Indemnified Group harmless from and against any and all Losses arising out of or resulting from:

(i) any inaccuracy or breach in any material respect of any representation or warranty on the part of Purchaser herein or in any certificate delivered by or on behalf of Purchaser at the Closing, subject to the limitations and conditions contained therein;

(ii) any non-fulfillment in any material respect of any covenant or agreement on the part of Purchaser that is to be performed after the Effective Time, subject to the limitations and conditions contained therein;

(iii) all Liabilities of the Company (other than Indebtedness) existing at, and the operation of the Company or the Business from and after, the Effective Time (including, without limitation, any Guarantees for which Purchaser has not, as of the Effective Time, substituted its own credit pursuant to Section 6.7); and

(iv) all brokerage fees, commissions, finders’ fees and financial advisory fees (including, without limitation, the fees and expenses of the Purchaser Financial Advisor) and all fees and expenses of counsel and other advisors to Purchaser and its Affiliates incurred in connection with the transactions contemplated by this Agreement.

Notwithstanding any other provision of this Agreement to the contrary:

(1) Purchaser shall not be liable for any Losses with respect to the matters set forth in Section 11.2(b)(i) unless: (x) a claim is timely asserted within the survival period specified in Section 11.1(a), (y) the Losses with respect to the particular act, circumstance or matter for which indemnification is sought exceeds $25,000, and (z) the aggregate of all Losses under Section 11.2(b)(i) exceeds, on a cumulative basis, 0.5% of the Purchase Price (and then only to the extent of such excess); and

(2) Purchaser shall not be required to pay or expend an aggregate amount in excess of 7.5% of the Purchase Price in respect of Losses for the matters set forth in Section 11.2(b)(i).

Notwithstanding the foregoing, the limitations set forth in clauses (1) and (2) shall not apply to Losses arising out of any inaccuracy or breach of any representation or warranty set forth in Section 5.1 or 5.2 or in the event of Purchaser’s fraud or intentional misrepresentation.

(3) Except as otherwise expressly provided in this Agreement, the sole and exclusive remedy of Purchaser after the Closing with respect to any and all claims (other than claims of, or causes of action arising from, fraud or intentional misrepresentation or claims for equitable relief) relating to this Agreement, any certificate delivered by or on behalf of Seller and the transactions contemplated hereby and thereby shall be pursuant to the indemnification provisions set forth in this Article 11. In furtherance of the foregoing, Purchaser hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or intentional misrepresentation or claims for equitable relief) either may have against Seller or any of their Affiliates arising under or based upon this Agreement, the sale of the Shares, or any document or certificate delivered in connection herewith, any Law (including, inter alia, any securities Laws), common Law or otherwise, except pursuant to the indemnification provisions set forth in this Section 11.2.

Section 11.3 Procedures for Indemnification. Whenever a claim shall arise for indemnification under this Article 11, except as otherwise provided in Section 11.4, the parties shall proceed as provided as set forth in this Section 11.3. The party entitled to indemnification (the “Indemnified Party”) shall promptly notify the party from which indemnification is sought (the “Indemnifying Party”) of such claim and, when known, the facts constituting the basis for such claim; provided, however, that in the event of any claim for indemnification hereunder resulting from or in connection with any claim or Legal Proceeding by a third party (a “Third Party Claim”), the Indemnified Party shall give such notice thereof to the Indemnifying Party not later than ten Business Days prior to the time any response to the Third Party Claim is required, and in any event within five Business Days following receipt of notice thereof. In the event of any such Third Party Claim, the Indemnifying Party may, at its sole cost and expense, assume the defense of the Third Party Claim by written notice within 30 calendar days, using counsel that is reasonably satisfactory to the Indemnified Party. The failure of an Indemnified Party to give timely notice shall not affect the right to indemnification of the Indemnified Party except to the extent that the Indemnifying Party demonstrates actual prejudice. If an Indemnifying Party assumes the defense of any such Third Party Claim, the Indemnifying Party shall be entitled to take all steps necessary in the defense thereof, including any settlement; provided, however, that the Indemnified Party may, at its own expense, participate in any Legal Proceeding with respect to such Third Party Claim with counsel of its choice without any right of control thereof. The Indemnifying Party, if it has assumed the defense of any Third Party Claim as provided herein, shall not, however: (i) consent to, or enter into, any compromise or settlement of the Third Party Claim which commits the Indemnified Party to take, or to forbear from taking, any action or does not provide for a full and complete written release by such third party of the Indemnified Party, or (ii) consent to the entry of any judgment in any Legal Proceeding that does not relate solely to monetary damages arising from the Third Party Claim, in any such case, without the Indemnified Party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party and the Indemnified Party shall cooperate fully in all aspects of any investigation, defense, pre-trial activities, trial, compromise, settlement or discharge of any Third Party Claim in respect of which indemnity is sought pursuant to this Article 11, including, but not limited to, by providing the other party with reasonable access to employees and officers (including as witnesses) and other information. So long as the Indemnifying Party is in good faith defending any Third Party Claim, the Indemnified Party shall not compromise or settle such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party does not assume the defense of any Third Party Claim in accordance with this Section 11.3, the Indemnified Party may defend against such Third Party Claim in such manner as it may deem appropriate, including settling such claim or litigation (after giving prior written notice of the same to the Indemnifying Party and obtaining the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed) on such terms as the Indemnified Party may reasonably deem appropriate, and the Indemnifying Party shall promptly indemnify the Indemnified Party in accordance with the provisions of this Article 11.

Section 11.4 Limitations and Procedures Applicable to Indemnification under Section 11.2(a)(iii) (Environmental Matters). (a) Subject to the terms of this Section 11.4, whenever a claim shall arise for indemnification under Section 11.2(a)(iii) (an “Environmental Indemnity Claim”), the Environmental Indemnity Claim shall be submitted by the Indemnified Party to the Indemnifying Party in accordance with the timelines and procedures set forth in Section 11.3. In the event that Purchaser submits an Environmental Indemnity Claim, Seller may, at its sole cost and expense, assume the defense and/or resolution (including undertaking Remedial Action) with respect to the subject matter of such Environmental Indemnity Claim by written notice to Purchaser given within 30 Business Days after receipt of Purchaser’s written notice of the Environmental Indemnity Claim. If Seller assumes the defense and/or resolution of any matter subject to an Environmental Indemnity Claim, Seller shall be entitled to take all steps necessary in the defense and/or resolution thereof. If Remedial Action is required, Seller shall use commercially reasonable efforts to avoid: (i) unreasonable interference with the operations of the Real Property provided there has been no Change since the Closing Date or (ii) unreasonably restricting the ability to use any Real Property for the use for which it was employed on the Closing Date or for substantially similar uses, without the consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that so long as Seller uses such commercially reasonable efforts, Seller shall have no responsibility or liability for any such disruption or interference caused by such Remedial Action. Purchaser may, at its own expense, monitor any Legal Proceeding that is the subject matter of an Environmental Indemnity Claim with counsel of its choice, but without any right to control such Legal Proceeding. If Seller does not assume the defense and/or resolution of the subject matter of an Environmental Indemnity Claim, then Purchaser may defend and/or resolve such matter in a commercially reasonable manner, including settling claims or Legal Proceedings (after giving prior notice of the same to the Seller and obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned, or delayed).

(b) From the date of this Agreement, Seller, at its sole cost and expense, shall take the actions specified in the Cheverly Environmental Action Plan. Such actions shall be subject to, and shall be taken in accordance with, this Section 11.4, except as otherwise expressly provided in the Cheverly Environmental Action Plan.

(c) Seller and Purchaser shall cooperate fully in all respects of any investigation, defense, pre-trial activities, trial, compromise, settlement, discharge or Remedial Action arising in connection with any Environmental Indemnity Claim, including, without limitation, by providing the other party with reasonable access to: (i) employees and officers (including as witnesses), (ii) other relevant information, and (iii) facilities; provided, that in each case, such access shall be given at reasonable times and upon reasonable notice and without undue interruption to such party’s business or personnel. So long as Seller is in good faith defending and/or resolving the subject matter of an Environmental Indemnity Claim under this Section 11.4, Purchaser shall not compromise, settle or in any matter interfere with the defense or resolution of such matter.

(d) If Seller assumes responsibility for the defense and/or resolution of any matter subject to an Environmental Indemnity Claim, Seller shall in a timely manner provide Purchaser (and its designated consultants and representatives) with the name(s) and qualifications of any consultant or firm which the Seller proposed to retain to perform any portion of any Remedial Action (other than Clendenin Consulting and Remediation Group), and Purchaser shall be given a reasonable opportunity to review such consultants and firms prior to their retention. Except as otherwise expressly provided in the Cheverly Environmental Action Plan: (i) Seller shall in a timely manner provide Purchaser (and its designated consultants and representatives) with copies of all relevant documentation, including, without limitation, all material notices, correspondence, work plans, sampling and analytical data, and final reports concerning any Remedial Action, (ii) Purchaser (and its designated consultants and representatives) shall be given a reasonable opportunity to review such documents, and (iii) Seller shall not make any submission to Governmental Authorities until Purchaser has had a reasonable opportunity to review and comment on such submission, recognizing that Seller shall be solely responsible and entitled to make any final decision regarding such submission.

(e) Any Remedial Action covered by an Environmental Indemnity Claim for which Seller assumes responsibility for the defense and/or resolution shall be conducted in a manner acceptable to Seller, in its sole discretion, so long as such Remedial Action is in compliance with applicable Environmental Laws. Seller shall have no indemnification obligation under Section 11.2(a)(iii) to the extent Losses result from any Change after the Closing Date caused by Purchaser, the Company or any subsequent owner or operator of the Business or the Real Property. For purposes of this Article 11, “Change” means a material change in the use of Real Property after the Closing Date, including a cessation in operations, or decommissioning or demolition of all or substantially all of a facility or the operations conducted thereon.

(f) Notwithstanding anything in this Article 11 to the contrary, Purchaser and the Purchaser Indemnified Group shall not be entitled to recover for Losses relating to, resulting from or in connection with: (i) a Change after the Effective Time; (ii) a material change in, alteration of or addition to the building, structures, fixtures or equipment located on the Real Property after the Closing; (iii) the cost of removal or treatment of any substance that can be managed in place in a commercially reasonably fashion while complying with the minimum requirements of Environmental Laws for facilities of the type being remediated, (iv) any change in Laws occurring after the Effective Time; or (v) any non-subsurface sampling or analysis, subsurface investigation or communication with any Governmental Authority by or on behalf of Purchaser after the Effective Time except to the extent (and only to the extent) that such sampling, analysis, investigation or communication is: (A) required by any Environmental Law, or (B) in response to a request of a Governmental Authority, provided, however, that any such sampling, analysis, investigation, or communication with a Governmental Authority shall not be considered “required by any Environmental Law” for purposes of this Article 11 if such sampling, analysis, investigation or communication occurs as a result of: (1) a Change, or (2) due diligence conducted by a potential future purchaser or financing source.

(g) Seller shall have no indemnification obligations under Section 11.2(a)(iii) to the extent the Losses otherwise subject to indemnification by Seller result from the negligence or willful misconduct of Purchaser after the Closing Date.

(h) In the event of any conflict between the terms of this Section 11.4 and any other provisions of this Article 11 with respect to any Environmental Indemnity Claim, the terms of this Section 11.4 shall control.

Section 11.5 Procedures Applicable to Indemnification under Section 11.2(a)(iv) (the Northeast Sale Agreement). Following the Closing, Purchaser and the Company shall reasonably cooperate with Seller in completing the obligations of the Company under the Northeast Sale Agreement (including, without limitation, the work required by the “LEP”, as defined in the Northeast Sale Agreement), which shall include making the Company’s personnel reasonably available to assist Seller at no cost to Seller. The Company shall promptly notify Seller of any additional claims for indemnification against the Company by the purchaser under the Northeast Sale Agreement of which the Company receives written notice, and all such claims shall be treated, as between the Company and Seller, as Environmental Indemnity Claims pursuant to Section 11.4 of this Agreement, with Seller having the right to control all actions and proceedings with respect thereto.

ARTICLE 12

TERMINATION

Section 12.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned any time prior to the Closing:

(a) upon the written agreement of Purchaser and Seller;

(b) by Purchaser (so long as Purchaser is not then in material breach of any representation, warranty, covenant or other agreement set forth in this Agreement), upon ten Business Days’ prior written notice to Seller: (i) if any of the conditions set forth in Section 8.1 or 8.2 becomes incapable of fulfillment prior to the Outside Closing Date as a result of events beyond the control of Purchaser and such condition is not waived by Purchaser, or (ii) under the circumstances specified in Section 6.8 or Section 7.2.

(c) by Seller (so long as Seller is not then in material breach of any representation, warranty, covenant or other agreement set forth in this Agreement), upon ten Business Days’ prior written notice to Purchaser, if any of the conditions set forth in Section 9.1 or 9.2 becomes incapable of fulfillment prior to the Outside Closing Date as a result of events beyond the control of Seller and such condition is not waived by Seller;

(d) by Seller (so long as Seller is not then in material breach of any representation, warranty, covenant or other agreement set forth in this Agreement), if Purchaser has failed to comply with any of its covenants or obligations set forth in Section 6.3 or Section 6.4; or

(e) by either party to this Agreement if the Closing has not occurred on or before May 15, 2014 (the “Outside Closing Date”) or at such earlier time as a court of competent jurisdiction in the United States issues a preliminary or permanent Order enjoining prohibiting or otherwise restricting the Closing; provided, however, that the right to terminate this Agreement under this Section 12.1(e) shall not be available to a party whose failure to perform any covenant or obligation under this Agreement has caused or resulted in the failure of the Closing to occur on or before the Outside Closing Date.

Section 12.2 Procedure and Effect of Termination. In the event of a termination under Section 12.1(b), (c), (d) or (e), the terminating party shall give written notice of the termination to the other party, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by either party, upon delivery of such notice (or at such later date as is provided in Section 12.1), except that the Confidentiality Agreement shall survive in accordance with its terms and this Section 12.2 and Article 14 shall survive such termination. Upon any termination hereof pursuant to Section 12.1, no party to this Agreement shall thereafter have any further liability or obligation under this Agreement; provided, however, that no such termination shall relieve any party hereto or thereto of any liability for any willful breach of any provision of this Agreement prior to the date of such termination.

ARTICLE 13

TAX MATTERS

Section 13.1 Section 338(h)(10) Election. Seller (along with the common parent of the selling consolidated group) and Purchaser shall: (i) join in making an election under Section 338(h)(10) of the Code (and any election corresponding to Section 338(h)(10) of the Code under state or local Tax Laws) with respect to the purchase of the Shares (the “Section 338(h)(10) Election”); (ii) provide to the other party the necessary information to permit the Section 338(h)(10) Election to be made; and (iii) take all actions necessary and appropriate (including filing any necessary forms, returns, elections, schedules and other documents) as may be required to effect and preserve timely the Section 338(h)(10) Election in accordance with the provisions of Treasury Regulation §1.338(h)(10)-1 (or any provisions comparable to Section 338(h)(10) of state or local Tax Laws).

Section 13.2 Tax Indemnification. (a) Seller shall indemnify Purchaser and the Purchaser Indemnified Group (including, without limitation, the Company) and hold them harmless from all liability for: (i) any and all Taxes imposed upon or assessed against or payable with respect to the Company or the assets of the Company with respect to Pre-Closing Tax Periods, (ii) all Taxes imposed on the Company under Treasury Regulation §1.1502-6 (or comparable provisions of state or local Tax Law) solely as a result of the Company having filed Tax Returns for the Pre-Closing Tax Period on a consolidated, combined or unitary basis with any other Person; (iii) any Liability for Taxes imposed on the Company directly from making the Section 338(h)(10) Election; (iv) any Liability for Taxes imposed on the Company with respect to the Pre-Closing Tax Periods arising by reason of any breach by the Company or inaccuracy of any of the representations contained in Section 4.8, (v) any Tax refund receivable for the Pre-Closing Tax Period included in the final and binding Closing Statement that is not collected in full after a final resolution of any contest pursuant to Section 13.5 with respect to the failure by the relevant Governmental Authority to pay such Tax refund receivable initiated by the Company or Seller, and (vi) all reasonable costs and expenses, including reasonable legal fees and expenses, attributable to any item in clauses (i) through (v).

(b) Purchaser shall indemnify Seller and Seller Indemnified Group from and against: (i) all Taxes of the Company that are imposed with respect to Post-Closing Tax Periods, including all reasonable costs and expenses, including reasonable legal fees and expenses, attributable thereto, and (ii) all Taxes with respect to Pre-Closing Tax Periods for which an accrual has been included on the final and binding Closing Statement but only to the extent that a final resolution regarding the payment of such Taxes results in such accrued amount exceeding the amount actually paid by the Company (or by Seller on behalf of the Company) with respect to such accrued Taxes for Pre-Closing Tax Periods.

(c) Any payment to be made pursuant to the indemnification obligations of a party under this Section 13.2 shall be paid no later than the later of: (i) ten calendar days after the indemnified party makes written demand upon the indemnifying party setting forth in detail the computation of the amount owed, and (ii) five calendar days prior to the date on which the underlying amount is required to be paid by the indemnified party; provided, however, that in the case of a Tax that is contested in accordance with the provisions of Section 13.5, payment of the Tax to the appropriate Governmental Authority (or to Seller or the Purchaser Indemnified Group with respect to the Tax accrual and Tax refund receivable, respectively) shall not be required prior to the date a final and unappealable determination to such effect is made by a court of competent jurisdiction or, in the absence of a court proceeding, by the appropriate Governmental Authority.

(d) For purposes of this Section 13.2, whenever it is necessary to determine the liability for Taxes of the Company for a Straddle Period, the determination of the Taxes for the portion of the Straddle Period ending prior to the Effective Time, and the portion of the Straddle Period beginning after the Effective Time, shall be determined by assuming that the Straddle Period consists of two taxable years or periods, one of which ends at the Effective Time and the other of which begins at the Effective Time, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of the Company for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis;” provided, however: (i) exemptions, allowances or deductions that are calculated on an annual basis, and (ii) ad valorem Taxes, such as real and personal property Taxes, shall be apportioned ratably between such periods on a daily basis, and provided, further, transactions occurring on the Closing Date that are properly allocable (based on Treasury Regulation §1.338-1(d)) to the portion of the Closing Date after the Closing shall be allocated to the taxable period that is deemed to begin at the beginning of the day immediately following the Closing Date.

(e) Except as otherwise provided in Section 13.2(a)(v) with respect to the Tax refund receivables, Seller shall indemnify Purchaser and the Purchaser Indemnified Group pursuant to this Section 13.2 only to the extent that Purchaser or the Purchaser Indemnified Group is required to make a payment to a Governmental Authority (or to a third person as reimbursement for a payment made to a Governmental Authority) with respect to a Pre-Closing Tax Period and only to the extent that the amount of such payment exceeds the amount included in the current liabilities component of the final Closing Statement with respect to such item; provided, however, that any such payment shall be reduced by the Tax benefit available to the indemnified party pursuant to Section 11.1(c)(iii).

(f) The indemnification provisions in this Section 13.2 shall survive the Closing until the expiration of the applicable statute of limitations.

Section 13.3 Allocation of Consideration. The “aggregate deemed sales price” (as defined in Treasury Regulation §1.338-4) (the “ADSP”) and the “adjusted gross-up basis” (as defined in Treasury Regulation §1.338-5) shall be allocated among the assets of the Company in accordance with Treasury Regulation §1.338-6 and §1.338-7. As promptly as possible, but in any event within 120 calendar days after the determination of the Final Working Capital Statement, Purchaser shall propose to Seller an allocation of the ADSP. Seller shall have 60 calendar days to review the allocation proposed by Purchaser. If Purchaser and Seller agree in writing to an allocation of the ADSP (an “Agreed Upon Allocation”), the Agreed Upon Allocation shall be conclusive and final for all purposes, and Purchaser and Seller each: (i) shall be bound by the allocations determined pursuant to this paragraph for purposes of determining any Taxes, (ii) shall prepare and file all Tax Returns, including IRS Form 8883, in a manner consistent with the Agreed Upon Allocation, and (iii) shall take no position inconsistent with the Agreed Upon Allocation in any Tax Return, any proceeding before any taxing authority or otherwise (and in the event that the Agreed Upon Allocation is disputed by any Taxing authority, the party receiving notice of such dispute shall promptly notify and consult with the other parties concerning resolution of such dispute). In the event that Purchaser and Seller fail to agree upon an allocation of the ADSP, each party may report the federal, state and local income and other Tax consequences of the transactions contemplated by this Agreement in such manner as such party deems appropriate.

Section 13.4 Tax Returns and Payment Responsibility. (a) With respect to all taxable periods ending on or before the Effective Time for which a Tax Return of the Company is required to be filed on or after the Effective Time, Seller shall be responsible for and shall cause to be prepared and duly file all income Tax Returns of the Company and all consolidated, combined or unitary Tax Returns that include the Company. Seller shall provide Purchaser with a copy of any Tax Return filed after the Effective Time that reflects operations and Taxes relating to the Company for any periods ending on or before the Effective Time; provided, that such Tax Returns may be made available on a pro forma basis if filed on a consolidated, combined or unitary basis with one or more other Persons.

(b) Each Tax Return that is to be prepared and filed by Purchaser pursuant to Section 13.4 that relates to Taxes for which Seller could be liable under this Article 13 shall be submitted to Seller for Seller’s review and approval (which approval shall not unreasonably be withheld or delayed) not later than 15 days prior to the due date for the filing of such Tax Returns (or, if such due date is within 45 days following the Effective Time, as promptly as practicable following the Effective Time).

(c) Purchaser shall not (and shall not cause or permit the Company to): (i) amend, re-file or otherwise modify any Tax Return relating in whole or in part to the Company with respect to any Pre-Closing Tax Period, or (ii) grant an extension of the statute of limitations with respect to any of the foregoing; in each case without the prior written consent of Seller, which shall not unreasonably be withheld.

Section 13.5 Contest Provisions. Seller shall have the sole right to represent the interests of the Company in any Tax audit or Legal Proceeding relating to any Tax for any taxable period ending on or before the Effective Time for which Purchaser or other member of the Purchaser Indemnified Group has made a claim for indemnification pursuant to this Article 13 (including any Tax refund receivable included in the final and binding Closing Statement) and to employ counsel of its choice to defend the position against the Governmental Authority. Notwithstanding the foregoing, Purchaser shall have the sole right to represent the interests of the Company in any Tax audit or Legal Proceeding relating to Taxes with respect to taxable periods including (but not ending on) or beginning after the Closing Date and to employ counsel of its choice at its expense; provided, however, that the Purchaser shall not be entitled to settle, either administratively or after the commencement of litigation, any claim regarding Taxes that adversely would affect the liability of Seller, without the consent of Seller which consent shall not be unreasonably withheld; provided, however, that such consent shall not be required to the extent that Purchaser has indemnified Seller against the effects of such settlement.

Section 13.6 Termination of Tax Sharing Agreements. Anything in any other agreement to the contrary notwithstanding, all Liabilities between the Seller or any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand, under any Tax allocation or Tax sharing agreement in effect on or prior to the Closing Date (other than this Agreement) shall cease and terminate as of the Effective Time and all obligations thereunder shall terminate and no additional payments shall be made under any such allocation or agreement after the Effective Time. None of Purchaser or Seller or any of their respective Affiliates shall pursue (either on its own behalf or on behalf of any Affiliate) reimbursement for any amount payable or attempt to enforce any act, event, condition or omission; and hereby knowingly voluntarily and unconditionally release and forever discharge Purchaser and its Affiliates and the Company and its Affiliates from any amounts payable pursuant to any allocation or other agreement between Seller and Company (other than as expressly provided in this Agreement). Seller shall take all appropriate action to terminate any Tax allocation and Tax sharing agreement between the Company and any other Person as of the Effective Date.

Section 13.7 Refunds, Credits and Carrybacks. Seller shall be entitled to any refunds or credits of or against any Taxes with respect to Pre-Closing Periods (to the extent not included as a Tax refund receivable in the final and binding Closing Statement). Purchaser shall be entitled to any refunds or credits of or against any Taxes with respect to the Company other than refunds or credits with respect to Pre-Closing Periods to which Seller is entitled under the preceding sentence of this Section 13.7 (which shall mean that Purchaser is entitled to the Tax refund receivables shown in the final and binding Closing Statement).

Section 13.8 Cooperation. Each of Purchaser and Seller shall, and shall cause its respective Affiliates to, provide the other party hereto with such cooperation, documentation and information as either of them reasonably may request in (a) filing any Tax Return, amended Tax Return or claim for refund, or (b) determining a liability for Taxes or an indemnity obligation under this Article 13 or a right to refund of Taxes. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

Section 13.9 Retention of Records. After the Closing, Purchaser shall cause the Company to preserve all information, records or documents relating to liabilities for Taxes of the Company until six months after the expiration of any applicable statute of limitations (including extension thereof) with respect to the assessment of such Taxes; provided, however, that neither Seller nor Purchaser shall (and Purchaser shall not allow the Company to) dispose of any of the foregoing items without first offering such items to the other party.

Section 13.10 Tax Treatment of Certain Post-Closing Payments. Seller and Purchaser and their respective Affiliates shall treat any and all payments under Article 11 or this Article 13 as an adjustment to the Purchase Price for all Tax purposes. Seller and Purchaser shall, for all Tax purposes, allocate any such adjustment among the Purchased Assets based upon the item or items to which such adjustment is principally attributable, to the extent permissible.

Section 13.11 Employee Payroll Information. Seller shall transfer to the Company any records held by Seller relating to withholding and payment of income and unemployment Taxes (federal, state and local) and FICA Taxes with respect to wages paid to employees of the Company during the calendar year in which the Closing occurs (including, without limitation, Forms W-4, Employee’s Withholding Allowance Certificate).

Section 13.12 Transfer Taxes. Purchaser shall pay all stamp and recording, transfer (including, without limitation, any real property transfer and conveyance Taxes and fees), documentary and sales Taxes (collectively, “Transfer Taxes”) incurred in connection with the sale and assignment of the Shares and the transactions contemplated by this Agreement regardless of the Person liable for such Taxes under applicable Law. Purchaser and Seller shall cooperate in executing and filing any Tax returns, affidavits and other documents relating to Transfer Taxes.

Section 13.13 No Section 409A Separation from Service. None of the Company Employees shall be treated as having experienced a separation from service for purposes of Treasury Regulation §1.409A-1(h) as a result of the sale of the transactions contemplated by this Agreement.

Section 13.14 Taxes Governed by Article 13. Claims for indemnification with respect to Taxes shall be governed by this Article 13 and Section 11.1(e) but not by any other provision of Article 11

ARTICLE 14

MISCELLANEOUS

Section 14.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the definitions indicated below:

“Active Customers” has the meaning set forth in Schedule 4.6(e).

“ADSP” has the meaning set forth in Section 13.3.

“Affiliate” means, as to any Person, (a) any Subsidiary of such Person and (b) any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, “control” means the possession of the power to direct or cause the direction of management and policies of Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreed Upon Allocation” has the meaning set forth in Section 13.3.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Antitrust Laws” has the meaning set forth in Section 6.3(c).

“Assumed Employee Agreements” has the meaning set forth in Section 10.1(a)(i).

“Balance Sheet Date” means September 30, 2013.

“Base Purchase Price” has the meaning set forth in Section 2.1.

“Bid Basis” means a sale of Petroleum Products by the Company to any consumer which has purchased pursuant to a Contract which provides a specific price or pricing formula for a contractually required specific period of time, but shall not include sales of Petroleum Products to Capped Price Customers, Fixed Priced Customers or Pre-Buy Customers.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by Law to close.

“Capped Price Customer” means a customer to whom the Company has guaranteed that its price for Petroleum Products will not exceed an agreed upon maximum price for a specified period of time.

“Change” has the meaning set forth in Section 11.4(e).

“Cheverly Environmental Action Plan” has the meaning set forth in Section 11.2(a)(iii)(B).

“Closing” has the meaning set forth in Section 3.1.

“Closing Adjustment” has the meaning set forth in Section 2.1

“Closing Assets” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Date Cash” means the Company’s cash and cash equivalents on the Closing Date, determined in accordance with GAAP.

“Closing Liabilities” has the meaning set forth in Section 2.1.

“Closing Statement” has the meaning set forth in Section 2.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Colonial Avenue Insurance Claim” has the meaning set forth in Section 10.8.

“Company” has the meaning set forth in the recitals to this Agreement.

“Company Benefit Plan” has the meaning set forth in Section 4.14(a).

“Company Bylaws” has the meaning set forth in Section 4.1.

“Company Certificate” has the meaning set forth in Section 4.1.

“Company Employees” has the meaning set forth in Section 4.13.

“Company Names” has the meaning set forth in Section 4.4.

“Confidentiality Agreement” means the confidentiality agreement between Lazard Middle Market LLC, on behalf of Seller and the Company, and Purchaser, dated August 28, 2013.

“Continuing Plans” has the meaning set forth in Section 10.1(a)(i).

“Contract” means any written contract, agreement, indenture, note, lease (including real property leases), purchase or sales order, mortgage, license or other enforceable arrangement or agreement.

“Covenant Term” has the meaning set forth in Section 10.5(a).

“Customer Information” means the names and addresses of customers and related credit, service and delivery information.

“Effective Time” means 11:59 p.m. Eastern time on the Closing Date.

“Environmental Claims” refers to any complaint, summons, citation, notice, directive, Order, claim, litigation, investigation, notice of violation, judicial or administrative proceeding, judgment, letter or other communication from any Governmental Authority, department, bureau, office or other authority, or any third party involving violations of Environmental Laws.

“Environmental Compliance Liability” means any and all liabilities, costs and expenses arising under, or related to, compliance with any Environmental Laws applicable to the Real Property or the Business or operations or assets associated with the Real Property or the Business, that may reasonably result in claims and/or demands under Environmental Laws and/or liabilities to third parties including, but not limited to, Governmental Authorities and that was caused or resulted from an action or inaction of Seller.

“Environmental Conditions” mean all circumstances with respect to soil, surface waters, ground waters, ponds, stream sediment, air and similar environmental media and building materials, both on-site and off-site of the Real Property, and all improvements thereto upon or in which the Business is now or was formerly operated that was caused or resulted from an action or inaction of Seller and that would reasonably require Remedial Action and/or that would reasonably result in claims and/or demands by and/or liabilities to third parties including, but not limited to, Governmental Authorities. This term shall expressly include, without limitation, on-site and off-site liabilities asserted under the Comprehensive Environmental Response Compensation and Liability Act, as amended, (“CERCLA”) and analogous state statutes if caused or resulting from an action or inaction of Seller.

“Environmental Indemnity Claim” has the meaning set forth in Section 11.4.

“Environmental Law” means any Law in effect on the Closing Date relating to pollution or protection of human health (as relating to Materials of Environmental Concern) or the Environment, including (without limitation), (i) emissions, discharges, releases or threatened releases of Materials of Environmental Concern, (ii) the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, (iii) the preservation of the Environment or mitigation of adverse effects thereon, (iv) health and safety of employees, community right-to-know, hazard communication and noise concerns or (v) record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern, including those regulating the Handling or Release of any Hazardous Substance.

“Environmental Notice” means any summons, citation, directive, Order, claim, pleading, proceeding, judgment, letter or any other written communication from the United States Environmental Protection Agency (“USEPA”), or any other federal, state or local agency or authority, or any other Person, concerning any intentional or unintentional act or omission which has resulted in or which may result in the release of any Materials of Environmental Concern into the Environment or building material, or other violation or alleged violation of Environmental Laws or Environmental Permits.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Estimated Closing Adjustment” has the meaning set forth in Section 2.2.

“Excess Coverage” has the meaning given that term in Section 10.7.

“Excluded Seller Benefit Plans” has the meaning set forth in Section 10.1(a)(i).

“Financial Information” has the meaning set forth in Section 4.6.

“Fixed Price Customer” means any customer which has purchased or agreed to purchase in the future Petroleum Products from the Company pursuant to a Contract which requires the Company to sell a specified quantity of Petroleum Products to such customer at a fixed price or to sell Petroleum Products for a specified period of time, to such customer at a fixed price.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, of any country or subdivision thereof, whether national, federal, state or local, or any agency or instrumentality thereof, or any court or arbitrator (public or private).

“Guarantees” has the meaning set forth in Section 6.7.

“Handling” means any manner of generating, accumulating, storing, treating, disposing of, or transporting, as any such terms may be defined in any Environmental Law, of Hazardous Substances.

“Hazardous Substance” means any material regulated as a “hazardous waste” or “hazardous substance” under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means and includes each of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any non-contingent reimbursement obligations under acceptance credit, letters of credit or similar facilities that have been drawn, and (f) any guaranty or other contingent liability with respect to any of the foregoing.

“Indemnified Party” has the meaning set forth in Section 11.3.

“Indemnifying Party” has the meaning set forth in Section 11.3.

“Independent Accounting Firm” has the meaning set forth in Section 2.3(d).

“Intellectual Property Assets” means all Marks, copyrights, Trade Secrets, websites and domain names used in connection with the Business.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means the actual knowledge as of the date of this Agreement of Randy Groft, Mark Wagus, Bruce Woodson, Scott Haley, Vincent Lascusas, Kevin Spain, Daniel Dorney, Diane Leviski or Randy Wayne.

“Law” means any national, federal, state or local law (including common law), statute, constitutional provision, code, ordinance, rule, regulation, directive, concession, Order or other requirement or guideline of any country or subdivision thereof.

“Leased Real Property” has the meaning set forth in Section 4.9(c).

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, proceeding (public or private) or other investigation by or before any Governmental Authority.

“Liability” or “Liabilities” means any indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether or not due or to become due or asserted or unasserted).

“Lien” means any lien (statutory or otherwise), pledge, mortgage, deed of trust, security interest, charge, option, right of first refusal, right of first offer, easement, covenant, condition, restriction, declaration, servitude, transfer restriction or encumbrance.

“Losses” has the meaning set forth in Section 11.2(a).

“Marks” means all material names, fictional business names, tradenames, registered and unregistered federal and state trademarks, service marks, slogans, trade dress, logos and all applications to register the same, domestic and foreign, that are owned, licensed, used or held for use by the Company.

“Material Adverse Effect” means any change or event or effect that, individually or in the aggregate with all other such changes or events, whether similar or dissimilar, is materially adverse to, or reasonably likely to be materially adverse to, the Company or financial condition or results of operations of the Company taken as a whole, except for any such change, event or effect resulting from or arising out of: (a) changes or developments in Laws or changes or developments in the enforcement thereof applicable to the Company, (b) changes or developments in international, national, regional, state or local wholesale or retail markets for products of the Company, including those due to actions by competitors, (c) changes or developments resulting from the negotiation, announcement, execution, delivery, consummation or anticipation of this Agreement and the transactions contemplated hereby, (d) changes or developments resulting from any action taken by Purchaser or Seller or any of their respective representatives in accordance with the terms of this Agreement or in order to consummate the transactions contemplated by this Agreement, or resulting from the failure of Purchaser to consent to a request by Seller to take any action prohibited by, or to omit to take any action required by, Section 6.2, (e) changes or developments in financial, credit or securities markets or the economy in general, including changes in currency exchange or interest rates, or (f) changes or developments resulting from acts of terrorism or war (whether or not declared), except to the extent causing damage to the physical facilities of the Company.

“Material Contracts” has the meaning set forth in Section 4.12.

“Materials of Environmental Concern” means, to the extent regulated under any Environmental Laws applicable to the Company or any Real Property or the operations conducted thereon, any petroleum or fraction thereof, petroleum product, petroleum by-product, fuel oil, waste oil, Petroleum Products, explosive, reactive material, ignitable material, corrosive material, hazardous chemical, hazardous waste, hazardous substance, extremely hazardous substance, toxic substance, toxic chemical, radioactive material, medical waste, biomedical waste, infectious material, pollutant, toxic pollutant, herbicide, fungicide, rodenticide, insecticide, contaminant or pesticide.

“Northeast Sale Agreement” means the Asset Purchase Agreement dated as of November 4, 2009 between the Company and Superior Plus Energy Services LLC, as amended.

“Notice of Dispute” has the meaning set forth in Section 2.3(c).

“NYBCL” means the New York Business Corporation Law, as amended through the date of this Agreement.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of any Governmental Authority.

“Other Liabilities” means the liabilities of the Company shown on Exhibit A (Statement of Closing Assets and Closing Liabilities) (other than current liabilities), consisting of “post-retirement employee benefits,” “environmental reserves,” “other liabilities—burner service contract” and “other liabilities—asset retirement obligation.”

“Outside Closing Date” has the meaning set forth in Section 12.1(e).

“Owned Real Property” has the meaning set forth in Section 4.9(a).

“Permit” means any approval, authorization, consent, franchise, license, permit, registration or certificate issued or granted by any Governmental Authority.

“Permitted Exceptions” means (a) liens for current Taxes, assessments or other claims by a Governmental Authority not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (b) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the Company; and (c) such other imperfections in title, charges, restrictions, Liens and encumbrances that do not materially detract from or diminish the value of or materially interfere with the present use of such asset used in the Business.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, representative office, branch, Governmental Authority or other similar entity.

“Petroleum Products” means #2 heating oil, propane and motor fuels.

“Pre-Buy Customer” means a customer which has paid in advance for the future delivery of Petroleum Products at a specific price and specific quantity.

“Post-Closing Tax Period” means any Tax period commencing after the Effective Time and that portion of any Straddle Period after the Effective Time.

“Pre-Closing Tax Period” means any Tax period ending on or before the Effective Time and that portion of any Straddle Period ending at the Effective Time.

“Predecessor” means any Person which was merged into the Company or which transferred all or substantially all of its assets to the Company or the liabilities of which otherwise may be imposed on the Company contractually or by operation of Law.

“Prohibited Business” has the meaning set forth in Section 10.5(a).

“Property Taxes” means real, personal, intangible ad valorem property Taxes and any amounts paid in lieu of such Taxes pursuant to an agreement.

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Documents” has the meaning set forth in Section 5.2.

“Purchaser Financial Advisor” has the meaning set forth in Section 5.6.

“Purchaser Indemnified Group” means Purchaser, its Affiliates (including, without limitation, the Company) and each of their respective successors and assigns, shareholders, officers, directors, employees and agents.

“Purchaser Parent” means Star Gas Partners, L.P., a Delaware limited partnership.

“Purchaser Plans” has the meaning set forth in Section 10.1(a)(ii).

“Purchaser Savings Plan” has the meaning set forth in Section 10.1(a)(iii).

“Real Property” means the Owned Real Property and the Leased Real Property.

“Real Property Laws” has the meaning set forth in Section 4.9(f).

“Real Property Leases” means the Contracts by which the Leased Real Property is leased by the Company.

“Real Property Permitted Exceptions” means:

(a) Liens for current Taxes, assessments or other claims by a Governmental Authority not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; so long as such amounts are reflected as Liabilities on the Closing Statement;

(b) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the Business conducted on any Real Property, so long as Seller remains liable for the satisfaction of such Liens, as provided in Section 7.2 hereof;

(c) zoning, entitlement and other land use, building and fire, and environmental acts, codes, ordinances, laws, rules, and regulations by Governmental Authorities and all riparian rights of others in and to any creeks, streams or bodies of water, including flowage rights;

(d) rights to minerals of whatever kind and character, including all coal, iron ore, oil, gas, sulfur, methane gas in coal seams, limestone, sand, gravel and other minerals, metals and ores (“Minerals”) located on, in or under each parcel of Real Property and all rights, limitations, restrictions and reservations with respect to the mining, extraction, storage, transmission and removal of the Minerals so located;

(e) all existing public and private roads, streets and sidewalks (whether dedicated or undedicated), and all railroad lines and rights-of-way in connection therewith;

(f) encroachments, boundary line disputes, overlaps, gaps, strips and gores, access restrictions on, or lack or absence of access, prescriptive easement or adverse possession claims, persons in possession, shortages in area, drainage, slope, conservation and other easements, cemeteries and burial grounds, and other title or physical property matters (including those which are common to commercial buildings and facilities such as those relating to the Business) that do not materially and adversely affect the Business conducted on any Real Property;

(g) all electric power, telephone, cable, gas, sanitary sewer, storm sewer, water and other utility lines, pipelines, service lines, drains, drainage ditches, culverts, electric power or gas generation or cogeneration, storage or transmission facilities, and all other similar facilities, improvements and structures located on, over or under any real property, and all licenses, easements, rights-of-way and other similar agreements or arrangements relating thereto granted or reserved in the ordinary course of business;

(h) all easements, covenants, rights of access, ingress and egress and rights-of-way and all other matters of record;

(i) any state of facts which a visual inspection or an accurate survey of the Real Property would disclose, provided that such facts do not render title unmarketable;

(j) the grant or lease to, or the exception or reservation of, development, air or water rights by, Persons other than Seller;

(k) any loss or claim that could arise by reason of or in connection with any indefiniteness or uncertainty in the legal descriptions of any Real Property;

(l) any defects in title disclosed in the Title Commitment; and

(m) all such other imperfections in title, including without limitation, all charges, easements, quasi-easements, licenses, covenants, conditions, declarations, restrictions, Liens and encumbrances.

Notwithstanding the foregoing, the matters referred to in (d), (e), (g), (h), (j), (k) and (m) will only constitute Real Property Permitted Exceptions if they cumulatively do not materially interfere with the present use of, or conduct of the Business on, any parcel of Real Property.

“Real Property Restriction” has the meaning set forth in Section 4.9(f).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration at, into or onto the environment, including movement or migration through or in the air, soil, surface water or groundwater, whether sudden or non-sudden and whether accidental or non-accidental, or any release, emission or discharge, as those terms are defined in any applicable Environmental Law, in quantities or amounts that trigger a requirement under Environmental Laws to notify a Governmental Authority or to remediate the impacted site or groundwater.

“Remedial Action” means any cleanup or environmental remediation activity addressing Materials of Environmental Concern, including, without limitation, any monitoring and sampling activities related thereto.

“Required Material Consents” has the meaning set forth in Section 8.6.

“Residential Customer” shall mean one, two or three family residences and any other customer that the Company has determined has fuel usage similar to a one, two or three family residence.

“Section 338(h)(10) Election” has the meaning set forth in Section 13.1.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Documents” has the meaning set forth in Section 4.2.

“Seller Financial Advisor” has the meaning set forth in Section 4.21.

“Seller Indemnified Group” means Seller, its Affiliates and each of their respective successors and assigns, shareholders, officers, directors, employees and agents.

“Seller Parent” means CH Energy Group, Inc., a New York corporation.

“Seller Savings Plan” means the Central Hudson Gas & Electric Corporation Savings Incentive Plan, a defined contribution pension plan that is intended to be qualified under the Code for which Central Hudson Gas & Electric Corporation is the sponsor and in which Company Employees participate.

“Shares” has the meaning given that term in Section 1.1.

“Straddle Period” means any Tax period beginning on or before the Effective Time and ending after the Effective Time.

“Subsidiary” means, with respect to any Person, any other Person of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person.

“Substantial Compliance” means proper use of NFPA Code 58 in the critical areas of: (i) tanks meeting source of ignition compliance, (ii) tanks meeting building opening setback compliance, (iii) demonstration of annual duty to warn compliance, and (iv) demonstration of documentation of leak testing. A failure of Substantial Compliance would be represented by a shortfall in any one of these four critical areas.

“Survey” has the meaning set forth in Section 7.1.

“Tax” or “Taxes” means all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments and obligations to deliver or pay over unclaimed property to any Governmental Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and other governmental charges of any kind whatsoever, together with all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority with respect to such amounts.

“Tax Return” means a report, return or other information required to be filed with or supplied to a Governmental Authority with respect to Taxes (including any amendments thereto).

“Territory” has the meaning set forth in Section 10.5(a).

“Third Party Claim” has the meaning set forth in Section 11.3.

“Title Commitment” has the meaning set forth in Section 7.1.

“Title Company” has the meaning set forth in Section 7.1.

“Title Defect” has the meaning set forth in Section 7.2.

“Title Policy” has the meaning set forth in Section 7.3.

“Trade Secrets” means information not openly known to the public, including technology, know-how, confidential information, proprietary processes and formulas, customer lists, technical information, used by the Company in or on behalf of the Business.

“Transfer Taxes” has the meaning set forth in Section 13.12.

“VEBA” has the meaning set forth in Section 4.14(a).

“WARN” has the meaning set forth in Section 4.13.

“$” means United States Dollars.

This Agreement is the result of the joint efforts of Purchaser and Seller, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there is to be no construction against either party based on any presumption of that party’s involvement in the drafting thereof. Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders, and the terms “include,” “includes” and “including” shall be inclusive and not exclusive and shall be deemed to be followed by the following phrase “without limitation.” Unless otherwise specified, the terms “hereof,” “herein,” “hereunder,” “herewith” and similar terms refer to this Agreement as a whole (including the schedules and disclosure schedules to this Agreement), and references herein to Sections and Articles refer to sections and articles of this Agreement. Unless the express context otherwise requires, references herein to a specific Section, Schedules or Exhibit shall refer, respectively, to Sections, Schedules or Exhibits of or to this Agreement. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

Section 14.2 Entire Agreement. The Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. To the extent any matter disclosed on any Schedule conflicts with any representation, warranty or covenant of Seller contained in this Agreement, this Agreement shall be deemed amended to include the conflicting information or statement. This Agreement (together with the Schedules, Exhibits and other agreements referenced herein) and the Confidentiality Agreement contain, and are intended as, a complete statement of all of the terms and the arrangements between the parties hereto with respect to the matters provided for herein, and supersede any previous agreements and understandings between the parties hereto with respect to those matters.

Section 14.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made in and to be wholly performed in such state, without regard to principles of conflicts of laws.

Section 14.4 Jurisdiction. (a) Seller and Purchaser each irrevocably submits to the jurisdiction of the courts of the Borough of Manhattan in the State of New York or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York located therein in connection with any Legal Proceeding arising out of or relating hereto or the transactions contemplated by this Agreement, and hereby irrevocably agrees that all claims in respect of such Legal Proceeding shall be heard and determined in such state or federal court. Seller and Purchaser each hereby irrevocably waives (and agrees not to plead or claim) (i) any objection to the laying of venue in such courts of any Legal Proceeding arising out of or relating hereto or the transactions contemplated hereby, and (ii) the defense of an inconvenient forum to the maintenance of such action or proceeding. To the fullest extent permitted by Law, any final and unappealable judgment against either of them in any Legal Proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. Service of process, summons, notice or document by U.S. registered mail to such person’s respective address set forth in Section 14.9 shall be effective service of process for any Legal Proceeding with respect to any matters to which it has submitted to jurisdiction pursuant to this Section 14.4.

(b) To the extent that Purchaser or Seller has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, Purchaser and Seller each hereby irrevocably waives such immunity in respect of its obligations hereunder.

Section 14.5 Specific Performance. (a) The parties acknowledge that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under this Agreement (including failing to take such actions as are required of such party hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with the terms of this Agreement. Accordingly, each party hereto shall be entitled to an injunction, specific performance and other equitable relief, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically in the courts of the Borough of Manhattan in the State of New York and of the United States of America located in the Southern District of New York the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at Law or in equity. Neither party to this Agreement shall oppose the granting of an injunction, specific performance or other equitable relief on the basis that (x) the other party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity.

(b) The seeking of the remedies provided for in Section 14.5(a) shall not in any respect constitute a waiver by any party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 12.2, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 14.5(a) are not available or otherwise are not granted. Nothing set forth in this Agreement shall require a party to institute any proceeding for (or limit a party’s right to institute any proceeding for) specific performance under Section 14.5(a) prior or as a condition to exercising any termination right under Article 12 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to Section 14.5(a) or anything set forth in this Section 14.5(b) restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Section 14.5(b) or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 14.6 Waiver of Jury Trial. Purchaser and Seller each hereby waives to the fullest extent permitted by Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, any Purchaser Document or Seller Document or any transaction contemplated hereby or thereby. Each party:

(a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 14.6.

Section 14.7 Expenses. Except as expressly otherwise provided in this Agreement: (i) each of the parties hereto shall bear its own expenses (including fees and disbursements of its counsel, accountants and other experts) incurred by it in connection with the preparation, negotiation, execution, delivery and performance hereof, each of the other documents and instruments executed in connection herewith or contemplated hereby and the consummation of the transactions contemplated hereby and thereby, and (ii) Purchaser shall pay the costs of all reports or inspection, and any other costs, relating to Purchaser’s due diligence activities.

Section 14.8 Table of Contents and Headings. The table of contents and section headings hereof are for convenience of reference only and are to be given no effect in the construction, interpretation or effect hereof.

Section 14.9 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by overnight mail or to the extent receipt is confirmed, facsimile, or five calendar days after being mailed by registered mail, return receipt requested, to a party at the following address (or to such other address as such party may have specified by notice given to the other parties pursuant to this Section 14.8):

If to Seller, to:

Central Hudson Enterprises Corporation

284 South Avenue

Poughkeepsie, NY 12601-4839

Attn: Joseph B. Koczko

Tel: (845) 452-2000

Fax: (845) 486-5782

with a copy to:

Thompson Hine LLP 335

Madison Avenue, 12th Floor

New York, New York 10017-4611

Attn: David A. Neuhardt

Tel: (937) 443-6600

Fax: (937) 443-6637

If to Purchaser, to:

Petro Holdings, Inc.

2187 Atlantic Street

Stamford, Connecticut 06902

Attn: Richard Ambury

Tel: (203) 328-7313

Fax: (203) 328-7421

with a copy to:

Phillips Nizer LLP

666 Fifth Avenue

New York, NY 10103

Attn: Alan Shapiro, Esq.

Tel: (212) 977-9700

Fax: (212) 262-5152

Section 14.10 Severability. The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other provision hereof, each of which shall remain in full force and effect.

Section 14.11 Binding Effect; No Third Party Beneficiaries; No Assignment. This Agreement shall be legally binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns. Nothing herein shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement (except for Indemnified Parties in Article 11). No assignment hereof or of any rights or obligations under this Agreement may be made by any party to this Agreement (by operation of law or otherwise) without the prior written consent of the other party to this Agreement and any attempted assignment without such required consent shall be without effect.

Section 14.12 Amendments. This Agreement may be amended, supplemented or modified only pursuant to a written instrument making specific reference hereto signed by each of the parties hereto.

Section 14.13 Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in a writing signed on behalf of such party. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant under this Agreement, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant under this Agreement or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

Section 14.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Copies of executed counterparts transmitted by facsimile or other electronic transmission service shall be considered original executed counterparts for purposes of this section.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

CENTRAL HUDSON ENTERPRISES CORPORATION

By:
Christopher M. Capone President and Chief Financial Officer

PETRO HOLDINGS, INC.

By:
Steven J. Goldman
President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]